Filed Pursuant to Rule 424(b)(3)
Registration No. 333-187470

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
SUPPLEMENT NO. 9 DATED AUGUST 25, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015
This document supplements, and should be read in conjunction with, the prospectus of Cole Office & Industrial REIT (CCIT II), Inc. dated April 30, 2015. This Supplement No. 9 supersedes and replaces all previous supplements to the prospectus. On August 14, 2015, we filed with the United States Securities and Exchange Commission (the SEC) our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (the 10-Q). This Quarterly Report (excluding the exhibits thereto) is attached as Annex A to this Supplement No. 9. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status and extension of the offering of shares of Cole Office & Industrial REIT (CCIT II), Inc.;
(2)	the change of the entity names of American Realty Capital Properties, Inc. and ARC Properties Operating Partnership, L.P. to VEREIT, Inc. and VEREIT Operating Partnership, L.P., respectively;
(3)	recent real property investments and debt;
(4)	updates to our risk factors;
(5)	updates to our management;
(6)	updates to the management of our advisor;
(7)	compensation, fees and reimbursements paid or payable to our advisor and its affiliates as of June 30, 2015;
(8)	updates to our conflicts of interest;
(9)	updated selected financial data;
(10)	updates to the prior performance summary;
(11)	updated distribution and share redemption information; and
(12)	our updated financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, as disclosed in the 10-Q attached hereto as Annex A.

OPERATING INFORMATION
Status of Our Public Offering and Extension of Our Public Offering
The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the SEC on September 17, 2013. Of these shares, we are offering 250,000,000 shares in our primary offering and up to 50,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of August 20, 2015, we had accepted investors’ subscriptions for, and issued, a total of approximately 33.1 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $329.0 million (including shares issued pursuant to our distribution reinvestment plan). As of August 20, 2015, approximately 266.9 million shares of our common stock remained available for sale in the offering for approximately $2.7 billion.
We previously disclosed that we would offer shares of our common stock pursuant to the offering until September 17, 2015, unless our board of directors extends the offering as permitted under applicable law. Our board of directors has approved the extension of the offering until September 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2016, our board of directors may further extend the offering as permitted under applicable law. Notwithstanding the one-year extension of the offering to September 17, 2016, our company’s board of directors will continue to evaluate the timing for the close of the offering, and currently expects the offering to close in late 2015 or early 2016.
In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified.
The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
All references in the prospectus to the termination date of our offering are hereby supplemented and revised accordingly.

PROSPECTUS UPDATES
Change of Entity Names
Effective July 28, 2015, American Realty Capital Properties, Inc., which directly or indirectly owns and/or controls our advisor, Cole Corporate Income Advisors II, LLC (CCI II Advisors), our dealer manager, Cole Capital Corporation, our property manager, CREI Advisors, LLC, and our sponsor, Cole Capital®, changed its corporate name to VEREIT, Inc. (VEREIT). In addition, effective July 28, 2015, ARC Properties Operating Partnership, L.P. changed its partnership name to VEREIT Operating Partnership, L.P. (VEREIT OP). All references in the prospectus to American Realty Capital Properties, Inc. (or ARCP) and ARC Properties Operating Partnership, L.P. (or ARC OP) are hereby revised accordingly to reflect each entity’s new name.
The following information supersedes and replaces the third paragraph of the section of our prospectus captioned “Prospectus Summary — Conflicts of Interest” beginning on page 14 of the prospectus.
The following chart shows the ownership structure of the various entities that are affiliated with our advisor.

(1)
As of August 20, 2015, VEREIT OP owned 294,725 shares of our common stock, which represented approximately 0.9% of the outstanding shares of common stock as of such date. Pursuant to our charter, VEREIT OP is prohibited from selling 20,000 shares of our common stock that represents its initial investment in us for so long as Cole Capital remains our sponsor; provided, however, that VEREIT OP may transfer ownership of all or a portion of these 20,000 shares of our common stock to other affiliates of our sponsor. After the completion of this offering, VEREIT OP will own less than 0.01% of our common stock, assuming a maximum offering, including the sale of 50,000,000 shares pursuant to our distribution reinvestment plan.

Recent Real Property Investments and Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 12 of the prospectus.
Description of Real Estate Investments
As of August 20, 2015, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 25 properties, acquired for an aggregate purchase price of $783.8 million, located in 15 states, consisting of one multi-tenant and 24 single tenant properties, comprising approximately 7.7 million gross rentable square feet of corporate office and industrial space. As of August 20, 2015, these properties were 100% leased and had a weighted-average lease term remaining of 11.1 years. We acquired two properties, listed below, between April 11, 2015 and August 20, 2015, which were acquired through the use of proceeds from our initial public offering and debt borrowings.

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Property Description	Tenant Industry	Number of Tenants	Tenant	Rentable Square Feet	Purchase Price
Cott Beverages — Joplin, MO	Manufacturing	1	Cott Beverages, Inc.	231,350	$13,664,630
Keurig Green Mountain — Burlington, MA	Wholesale	1	Keurig Green Mountain, Inc.	280,560	$119,839,200
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments” beginning on page 113 of the prospectus.

Real Property Investments
As of August 20, 2015, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 25 properties, acquired for an aggregate purchase price of $783.8 million, located in 15 states, consisting of one multi-tenant and 24 single tenant properties, comprising approximately 7.7 million gross rentable square feet of corporate office and industrial space. As of August 20, 2015, these properties were 100% leased and had a weighted-average lease term remaining of 11.1 years. We acquired two properties, listed below, between April 11, 2015 and August 20, 2015, which were acquired through the use of proceeds from our initial public offering and debt borrowings.

Property Description	Date Acquired	Year Built/Renovated	Purchase Price (1)	Fees Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Cott Beverages — Joplin, MO	July 21, 2015	2014	$13,664,630	$273,293	7.30%	7.99%	100%
Keurig Green Mountain — Burlington, MA	August 18, 2015	2014	$119,839,200	$2,396,784	7.00%	7.29%	100%

(1)	Purchase price does not include acquisition-related expenses.

(2)
Fees paid to sponsor are payments we have made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 83 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple-net or double-net leases, and the future costs associated with the double-net leases are unpredictable and may reduce the yield. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the sole tenants at the properties listed above:

Property	Sole Tenant	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (1)	Effective Annual Base Rent (2)		Effective Annual Base Rent per Square Foot (2)	Lease Term (3)
Cott Beverages — Joplin, MO	Cott Beverages, Inc.	231,350	100%	4/5 yr.	$997,518	(4)	$4.31	7/21/2015	–	12/31/2024
Keurig Green Mountain — Burlington, MA	Keurig Green Mountain, Inc.	280,560	100%	4/5 yr.	$8,388,744		$29.90	8/18/2015	–	6/29/2019
					$8,669,304		$30.90	6/30/2019	–	6/29/2024
					$9,034,032		$32.20	6/30/2024	–	6/29/2029
					$9,398,760		$33.50	6/30/2029	–	11/14/2029

(1)	Represents the number of renewal options and the term of each option.

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(2)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple- or double-net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(3)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.

(4)	The annual base rent under the lease increases annually by 1.9% of the then-current annual base rent.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of August 20, 2015 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight-line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2015	—	—	$—	—%
2016	—	—	—	—%
2017	—	—	—	—%
2018	—	—	—	—%
2019	—	—	—	—%
2020	—	—	—	—%
2021	1	2,522	85,369	1%
2022	—	—	—	—%
2023	4	1,061,748	8,679,986	15%
2024	9	3,539,851	13,694,024	23%
2025	—	—	—	—%
Thereafter	12	3,058,222	36,282,806	61%
	26	7,662,343	$58,742,185	100%
Depreciable Tax Basis
For federal income tax purposes, the depreciable basis in the property described in this prospectus supplement is approximately $109.5 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method, mid-month convention for a 40-year property and a straight-line method, half-year convention for all other properties. We currently have no plans for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties are estimated, as of August 20, 2015, as follows:

Property	Depreciable Tax Basis
Cott Beverages — Joplin, MO	$11,204,997
Keurig Green Mountain — Burlington, MA	$98,268,144
$109,473,141
Debt
The following information supplements, and should be read in conjunction with, the sections of our prospectus captioned “Prospectus Summary — Borrowing Policy” on page 13 of the prospectus and “Investment Objectives and Policies — Borrowing Policies” beginning on page 109 of the prospectus.
Our board of directors has adopted a policy to limit our aggregate borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets; provided, however, that a majority of our board of directors (including a majority of the independent directors) has determined that, as a general policy, borrowing in excess of 60% of the greater of cost (before deducting depreciation and other non-cash reserves) or fair market value of our

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gross assets is justified and in the best interest of us and our stockholders during our initial capital raising stage. The independent directors believe such borrowing levels are justified as higher debt levels during the offering stage may enable us to acquire properties earlier than we might otherwise be able to acquire them if we were to adhere to the 60% debt limitation, which could yield returns that are accretive to the portfolio. In addition, as we are in the offering stage, more equity could be raised in the future to reduce the debt levels. As of June 30, 2015, our ratio of debt to total gross real estate assets exceeded the 60% limitation, which was approved by our independent directors.

Risk Factors
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to an Investment in Cole Office & Industrial REIT (CCIT II), Inc. — We have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities in this or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment in our common stock” on page 27 of the prospectus.
We have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities in this or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment in our common stock.
To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to our stockholders, we have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations. Such sources may include borrowings, proceeds from asset sales or the sale of our securities in this or future offerings. We have no limits on the amounts we may pay from sources other than cash flow from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment in our common stock.
As of June 30, 2015, cumulative since inception, we have declared approximately $14.9 million of distributions and we have paid approximately $13.3 million, of which approximately $5.9 million was paid in cash and approximately $7.4 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income was approximately $603,000 as of June 30, 2015, cumulative since inception.
The following table presents distributions and sources of distributions for the periods indicated below (dollars in thousands):

	Six Months Ended June 30, 2015		Year Ended December 31, 2014		As of June 30, 2015, Cumulative Paid Since Inception
	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$3,618	44%	$2,275	45%	$5,893	44%
Distributions reinvested	4,597	56%	2,833	55%	7,430	56%
Total distributions	$8,215	100%	$5,108	100%	$13,323	100%
Sources of distributions:
Net cash provided by operating activities	$8,215	100%	$—	—%	$8,215	62%
Proceeds from issuance of common stock	—	—%	5,108	100%	5,108	38%
Total sources	$8,215	100%	$5,108	100%	$13,323	100%
Net cash provided by (used in) operating activities for the six months ended June 30, 2015, for the year ended December 31, 2014 and as of June 30, 2015, cumulative since inception, was approximately $17.2 million, $(904,000) and $16.3 million, respectively, and reflected a reduction for real estate acquisition-related expenses incurred of approximately $645,000, $14.7 million and $15.4 million, respectively, in accordance with GAAP. As set forth in the “Estimated Use of Proceeds” section of the prospectus, we treat our real estate acquisition-related expenses as funded by proceeds from our offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the year ended December 31, 2014 and as of June 30, 2015, cumulative since inception, includes the amount by which real estate acquisition-related expenses have reduced net cash provided by (used in) operating activities. As such, distributions for the year ended December 31, 2014 were fully funded by proceeds from the offering and as of June 30, 2015, cumulative since inception, distributions were funded by net cash from operations of $8.2 million, or 62%, and proceeds from the offering of $5.1 million, or 38%. Distributions for the six months ended June 30, 2015 were fully funded by net cash flows provided by operating activities.

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The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest — Our officers and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you” on page 36 of the prospectus.
Our officers and our advisor, including its key personnel and officers, face conflicts of interest related to the positions they hold with affiliated and unaffiliated entities, which could hinder our ability to successfully implement our business strategy and to generate returns to you.
Our president and chief executive officer, Glenn J. Rufrano, also is the chief executive officer of VEREIT and an officer and/or director of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and/or one or more entities affiliated with our advisor. In addition, our chief financial officer and treasurer, Simon J. Misselbrook, is also an officer of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. Our advisor and its key personnel are also key personnel and partners of other real estate programs that have investment objectives, targeted assets, and legal and financial obligations similar to ours and/or the advisor to such programs, and they may have other business interests as well. As a result, these individuals have duties to us and our stockholders, as well as to these other entities and their stockholders, members and limited partners, in addition to business interests in other entities. These duties to such other entities and persons may create conflicts with the duties that they owe to us and our stockholders. There is a risk that their loyalties to these other entities could result in actions or inactions that are adverse to our business and violate their duties to us and our stockholders, which could harm the implementation of our investment strategy and our investment and leasing opportunities.
Conflicts with our business and interests are most likely to arise from involvement in activities related to (1) allocation of new investments and management time and services between us and the other entities, (2) our purchase of properties from, or sale of properties to, affiliated entities, (3) the timing and terms of the investment in or sale of an asset, (4) development of our properties by affiliates, (5) investments with affiliates of our advisor, (6) compensation to our advisor and its affiliates and (7) our relationship with, and compensation to, our dealer manager. If we do not successfully implement our investment strategy, we may be unable to maintain or increase the value of our assets, and our operating cash flows and ability to pay distributions could be adversely affected. Even if these persons do not violate their duties to us and our stockholders, they will have competing demands on their time and resources and may have conflicts of interest in allocating their time and resources between our business and these other entities. Should such persons devote insufficient time or resources to our business, returns on our investments may suffer.
The following information supersedes and replaces the section of our prospectus captioned “Risk Factors — Risks Related to Conflicts of Interest — Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with ARCP or real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to ARCP or a real estate program sponsored by Cole Capital” on page 37 of the prospectus.
Our advisor faces conflicts of interest relating to joint ventures or other co-ownership arrangements that we may enter into with VEREIT or real estate programs sponsored by Cole Capital, which could result in a disproportionate benefit to VEREIT or a real estate program sponsored by Cole Capital.
We may enter into joint ventures with VEREIT or a real estate program sponsored by Cole Capital for the acquisition, development or improvement of properties as well as the acquisition of real estate-related investments. Officers and key persons of our advisor also are officers and key persons of other REITs sponsored by Cole Capital and/or their advisors, the general partners of real estate programs sponsored by Cole Capital and/or the advisors or fiduciaries of real estate programs sponsored by Cole Capital. These officers and key persons may face conflicts of interest in determining which real estate program should enter into any particular joint venture or co-ownership arrangement. These persons also may have a conflict in structuring the terms of the relationship between us and any affiliated co-venturer or co-owner, as well as conflicts of interests in managing the joint venture.
In the event we enter into joint venture or other co-ownership arrangements with VEREIT or a real estate program sponsored by Cole Capital, our advisor and its affiliates may have a conflict of interest when determining when and whether to buy or sell a particular property, or to make or dispose of another real estate-related investment. In addition, if we become listed for trading on a national securities exchange, we may develop more divergent goals and objectives from any affiliated co-venturer or co-owner that is not listed for trading. In the event we enter into a joint venture or other co-ownership arrangement with another real estate program sponsored by Cole Capital that has a term shorter than ours, the joint venture may be required to sell its properties earlier than we may desire to sell the properties. Even if the terms of any joint venture or other co-ownership agreement between us and VEREIT or a real estate program sponsored by Cole Capital grants us the right of first

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refusal to buy such properties, we may not have sufficient funds or borrowing capacity to exercise our right of first refusal under these circumstances.
Since one or more of the executive officers of us and our advisor are the executive officers of Cole Capital and the advisors to other real estate programs sponsored by Cole Capital, and since Glenn J. Rufrano, our chief executive officer and president, is also the chief executive officer of VEREIT, agreements and transactions between or among the parties with respect to any joint venture or other co-ownership arrangement will not have the benefit of arm’s-length negotiation of the type normally conducted between unrelated co-venturers or co-owners, which may result in the co-venturer or co-owner receiving benefits greater than the benefits that we receive. We have adopted certain procedures for dealing with potential conflicts of interest as described in the section of our prospectus captioned “Conflicts of Interest — Certain Conflict Resolution Procedures.”
Management
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Management — Executive Officers and Directors” beginning on page 69 of the prospectus.
Glenn J. Rufrano serves as our chief executive officer and president and one of our directors, and Simon J. Misselbrook serves as our chief financial officer and treasurer. We do not directly compensate Messrs. Rufrano or Misselbrook for their services as executive officers of our company, nor do we reimburse our advisor or any affiliate of our advisor for their salaries or benefits. Christine T. Brown serves as our vice president of accounting and principal accounting officer. We do not directly compensate Ms. Brown for her services as a non-executive officer of our company, nor do we reimburse our advisor or any affiliate of our advisor for her salary or benefits. We have provided below certain information about these three officers and our two independent directors.

Name	Age*	Position(s)
Glenn J. Rufrano	65	Chief executive officer and president and director
Simon J. Misselbrook	37	Chief financial officer and treasurer
Christine T. Brown	33	Vice president of accounting and principal accounting officer**
James F. Risoleo	60	Independent director and chairman of the board of directors
P. Anthony Nissley	63	Independent director
* As of August 20, 2015.
** Non-executive officer.

The “Management — Executive Officers and Directors” section beginning on page 69 of the prospectus is supplemented with the following information.
Glenn J. Rufrano has served as our chief executive officer and president and one of our directors since June 10, 2015. Mr. Rufrano also has served as chief executive officer and president of CCI II Advisors, our advisor, since June 10, 2015. In addition, Mr. Rufrano serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
Cole Credit Property Trust V, Inc.; Cole Real Estate Income Strategy (Daily NAV), Inc.	Chief executive officer, president and director	June 2015 - Present

Cole REIT Advisors, LLC (CCPT I Advisors); Cole REIT Advisors III, LLC (CCPT III Advisors); Cole Corporate Income Advisors, LLC (CCI Advisors); Cole REIT Advisors V, LLC (CCPT V Advisors); Cole Real Estate Income Strategy (Daily NAV) Advisors, LLC (Cole Income NAV Strategy Advisors); Cole Capital Advisors, Inc. (Cole Capital Advisors)

	Chief executive officer and president	June 2015 - Present

Since April 2015, Mr. Rufrano has served as the chief executive officer and a director of VEREIT, the indirect parent of our sponsor, advisor, dealer manager and property manager. Mr. Rufrano has served and continues to serve as a director of Ventas, Inc., a publicly traded senior housing and healthcare REIT, since June 2010 and of O’Connor Capital Partners, a privately-owned, independent real estate investment, development and management firm, since October 2013. He served as chairman and chief executive officer of O’Connor Capital Partners from November 2013 through March 2015. He also served as a director for Columbia Property Trust, Inc., a publicly traded commercial real estate REIT, from January 2015 until March

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2015. Previously, Mr. Rufrano was president and chief executive officer of Cushman & Wakefield, Inc., a privately-held commercial property and real estate services company, and a member of its board of directors from March 2010 to June 2013. From January 2008 through February 2010, he served as chief executive officer of Centro Properties Group, an Australian-based shopping center company, and, from April 2007 through January 2008, Mr. Rufrano served as chief executive officer of Centro Properties Group U.S. From 2000 until its acquisition by Centro Properties Group in April 2007, he served as chief executive officer and a director of New Plan Excel Realty Trust, a commercial retail REIT. He was also a co-founder of O’Connor Capital Partners. He presently serves on the Board of New York University’s Real Estate Institute.
Mr. Rufrano was selected to serve as a director because of his extensive real estate and capital markets experience and investment expertise, in addition to his leadership role at VEREIT, all of which are expected to bring valuable insight to the board of directors.
James F. Risoleo has served as non-executive chairman of our board of directors since June 2015 and has served as one of our independent directors since August 2013. Since January 2012, Mr. Risoleo has served as Executive Vice President and Managing Director - Europe at Host Hotels & Resorts Inc. (NYSE: HST), where he is responsible for acquisitions and dispositions and the management of the company’s European joint venture. From 2000 until December 2011, Mr. Risoleo served as Executive Vice President and Chief Investment Officer of Host Hotels & Resorts, where he was responsible for the development of the company’s global investment strategy. From 1996 until 2000, he served as Senior Vice President of Acquisitions and Development of Host Hotels & Resorts, where he led the organization in the acquisition and disposition of assets in the U.S. Prior to joining Host Hotels & Resorts, Mr. Risoleo served as Vice President of Development for Interstate Hotels Corporation and as Senior Vice President, Commercial Real Estate of Westinghouse Financial Services. Mr. Risoleo received a B.S. from Duquesne University School of Business and a J.D. from Duquesne University School of Law. Mr. Risoleo was selected to serve as a director because of his extensive experience as a real estate industry executive, with strong leadership, investment and finance expertise, all of which are expected to bring valuable insight to the board of directors.
Effective as of June 10, 2015, Michael T. Ezzell resigned as one of our directors, our chairman of the board of directors, our chief executive officer and our president. In addition, effective as of June 10, 2015, Mr. Ezzell resigned as the chief executive officer and president of CCI II Advisors and as president and treasurer of Cole Capital Corporation, our dealer manager. Accordingly, all references to Mr. Ezzell in the prospectus are hereby supplemented with the aforementioned information.

Management of Our Advisor
The following information supersedes and replaces the section of our prospectus captioned “Management — Our Advisor” beginning on page 75 of the prospectus.
Our advisor is CCI II Advisors, a Delaware limited liability company that was formed on February 26, 2013, and is an affiliate of our sponsor, Cole Capital. Whereas CCI II Advisors was formed solely for the purpose of managing our company and has no prior operating history, certain employees within the Cole Capital organization, a business segment within VEREIT, an entity which employs approximately 375 persons as of the date of this supplement, are dual employees of CCI II Advisors, and perform the services required to manage our operations in that capacity. These employees include the members of our advisor’s real estate management team. Our advisor has contractual and fiduciary responsibilities to us and our stockholders. Our advisor is wholly-owned indirectly by VEREIT.
The officers and key personnel of our advisor or certain affiliates are as follows:

Name	Age*	Position(s)
Glenn J. Rufrano	65	Chief executive officer and president
Simon J. Misselbrook	37	Chief financial officer and treasurer
Thomas W. Roberts	56	Executive vice president, real estate
William C. Miller	46	Executive vice president, investment management
Lauren Goldberg	47	Executive vice president, general counsel and secretary
Paul H. McDowell	55	President - office and industrial
Todd J. Weiss	43	General counsel, real estate and assistant secretary
* As of August 20, 2015.

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The backgrounds of Messrs. Rufrano and Misselbrook are described in the “Management — Executive Officers and Directors” section of the prospectus, as supplemented. Below is a brief description of the other officers and key employees of our advisor.
Thomas W. Roberts has served as executive vice president, real estate of our advisor since June 2015 and previously served as executive vice president and head of real estate investments of our advisor from February 2013 until June 2015. In addition, Mr. Roberts serves or served in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
Cole Credit Property Trust IV, Inc.	Chairman of the board of directors, chief executive officer and president	December 2014 - Present
Cole REIT Advisors IV, LLC (CCPT IV Advisors)	Chief executive officer and president Executive vice president and head of real estate investments Executive vice president and managing director of real estate	December 2014 - Present January 2013 - December 2014 July 2010 - January 2013
CCPT I Advisors; CCPT III Advisors; Cole Capital Partners, LLC (Cole Capital Partners); Cole Capital Advisors	Executive vice president, real estate Executive vice president and head of real estate investments Executive vice president and managing director of real estate	June 2015 - Present January 2013 - June 2015 September 2009 - January 2013
CCI Advisors	Executive vice president, real estate Executive vice president and head of real estate investments Executive vice president and managing director of real estate	June 2015 - Present January 2013 - June 2015 April 2010 - January 2013
Cole Income NAV Strategy Advisors	Executive vice president, real estate Executive vice president and head of real estate investments Executive vice president and managing director of real estate	June 2015 - Present January 2013 - June 2015 July 2010 - January 2013
Cole REIT Advisors II, LLC (CCPT II Advisors)	Executive vice president and head of real estate investments Executive vice president and managing director of real estate	January 2013 - Present September 2009 - January 2013
CCPT V Advisors	Executive vice president, real estate Executive vice president and head of real estate investments	June 2015 - Present December 2012 - June 2015
Cole Realty Advisors, Inc.	Executive vice president and head of real estate investments President	June 2013 - December 2013 September 2009 - June 2013

Prior to joining Cole Capital and its affiliates, Mr. Roberts served as president and chief executive officer of Opus West Corporation, a Phoenix-based real estate developer, from March 1993 until May 2009. In July 2009, Opus West Corporation filed for Chapter 11 bankruptcy protection. Mr. Roberts also worked as vice president, real estate development for the Koll Company from 1986 until 1990. Mr. Roberts received a B.S. from Arizona State University. Mr. Roberts has been active in many professional and community organizations including the Greater Phoenix Economic Council, International Council of Shopping Centers, National Association of Industrial and Office Properties, Young Presidents Organization, Urban Land Institute, Phoenix Boys and Girls Club, and Xavier College Preparatory Board of Trustees.
William C. Miller has served as executive vice president, investment management of our advisor since June 2015. In addition, Mr. Miller serves in the following positions for certain other affiliates of Cole Capital:

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Entity	Position(s)	Dates
Cole Capital Partners	Chief executive officer and president	June 2015 - Present
Cole Capital Corporation	President and treasurer	June 2015 - Present
CCPT I Advisors; CCI Advisors; CCPT III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors; CCPT V Advisors; Cole Capital Advisors	Executive vice president, investment management	June 2015 - Present

Mr. Miller has served as chief executive officer and president of Cole Capital, our sponsor, since June 2015. In this role, Mr. Miller provides strategic direction and oversees all aspects of investment management for Cole Capital, including product development, external and internal sales, marketing, broker-dealer relations, due diligence and securities operations. Mr. Miller previously served as senior vice president and chief sales officer of Cole Capital from March 2015 through June 2015. Mr. Miller has been in the financial services business for more than 20 years and has extensive leadership experience in capital markets, real estate and distribution. Prior to joining Cole Capital, he served as senior vice president and director of national accounts for American Funds, from July 2012 until March 2015, where he was responsible for leading business development, strategy and relationship management efforts for the retail wire/regional broker-dealers, as well as the global banking channel in the United States. In addition to his experience at American Funds, Mr. Miller previously served as executive vice president and managing director of national products for Realty Capital Securities, LLC from May 2010 until June 2012, as executive vice president and chief sales officer for AXA Equitable Distributors from 2006 until 2010, and in senior leadership roles for Lincoln Financial Distributors from 2003 until 2006, most recently as senior vice president and channel president. Mr. Miller is a graduate of Hobart College. He holds FINRA Series 7 and 24 licenses.
Lauren Goldberg has served as executive vice president, general counsel and secretary of our advisor since June 2015. In addition, Ms. Goldberg serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors; CCI Advisors; CCPT III Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors; CCPT V Advisors; Cole Capital Partners; Cole Capital Advisors	Executive vice president, general counsel and secretary	June 2015 - Present

Ms. Goldberg joined VEREIT in May 2015 as executive vice president, general counsel and secretary. Prior to joining VEREIT, Ms. Goldberg served as executive vice president, general counsel and chief compliance officer for global cosmetics company, Revlon, Inc. from March 2011 through December 2013. In this role, she was responsible for all aspects of Revlon’s legal and regulatory affairs, served on the senior operating committee and oversaw Revlon’s corporate governance matters. Additionally, Ms. Goldberg served as senior vice president - law for MacAndrews & Forbes Inc. from November 2009 until February 2011, and as an Assistant United States Attorney for the United States Attorney’s Office in the Southern District of New York from October 2000 until October 2009. Prior to her service in the U.S. Attorney’s Office, Ms. Goldberg worked as an associate with Stillman & Friedman, P.C. and with Fried, Frank, Harris, Shriver & Jacobson LLP. Ms. Goldberg also has prior accounting experience as an associate at Coopers & Lybrand. She received her law degree from the Columbia Law School and her undergraduate degree in accounting from the Wharton School, University of Pennsylvania.
Paul H. McDowell has served as president - office and industrial of our advisor since March 2014. In addition, Mr. McDowell serves in the following positions for certain other programs sponsored by Cole Capital and certain affiliates of Cole Capital:

Entity	Position(s)	Dates
CCI Advisors; Cole Income NAV Strategy Advisors	President - office and industrial	February 2014 - Present
Cole Capital Partners; Cole Capital Advisors; CCPT III Advisors	President - office and industrial	June 2015 - Present

Mr. McDowell served as president of the office and industrial division of ARC Advisory Services, LLC, a subsidiary of AR Capital, LLC (AR Capital), from November 2013 until January 2014, when he joined VEREIT as the president of its office and industrial division. Mr. McDowell was a founder of CapLease, Inc. (CapLease), a publicly traded net lease REIT that primarily owned and managed a diversified portfolio of single tenant commercial real estate properties subject to long-term leases to high-credit-quality tenants, prior to its acquisition by VEREIT in November 2013. He had been continuously employed by

10

CapLease or its predecessor companies since 1994, including as chief executive officer from March 2001 until November 2013, and as senior vice president, general counsel and secretary from 1994 until February 2001. He served on CapLease’s board of directors from November 2003 until November 2013 and as chairman of the board from December 2007 until November 2013. He served on the board of directors of CapLease’s predecessor, Capital Lease Funding, LLC, from November 2001 until March 2004. He was also a member of CapLease’s investment committee, a committee that oversaw CapLease’s asset investment and due diligence process. From 1991 until 1994, Mr. McDowell was corporate counsel for Sumitomo Corporation of America, the principal U.S. subsidiary of one of the world’s largest integrated trading companies. As corporate counsel, Mr. McDowell advised on a wide range of domestic and international corporate legal matters, including acquisitions, complex financing transactions, power plant development, shipping, litigation management and real estate. From 1987 to 1990, Mr. McDowell was an associate in the corporate department at the Boston law firm of Nutter, McClennen & Fish. Mr. McDowell served on the board of directors of Feldman Mall Properties, Inc., which was a public company, within the past five years. Mr. McDowell received a J.D. with honors from Boston University School of Law in 1987 and received a B.A. from Tulane University in 1982.
Todd J. Weiss has served as general counsel, real estate and assistant secretary of our advisor since March 2014. In addition, Mr. Weiss serves in the following positions for certain other affiliates of Cole Capital:

Entity	Position(s)	Dates
CCPT I Advisors; CCPT II Advisors; CCPT III Advisors; CCI Advisors; CCPT IV Advisors; Cole Income NAV Strategy Advisors; CCPT V Advisors; Cole Capital Partners; Cole Capital Advisors	General counsel, real estate and assistant secretary	March 2014 - Present

Prior to joining Cole Capital and its affiliates in November 2004, Mr. Weiss was an associate general counsel and assistant secretary with GE Capital Franchise Finance Corporation from February 2002 until November 2004. He was in private practice with the law firm of Snell & Wilmer LLP from 1997 to 2002. Mr. Weiss received a B.A. degree in Government from The University of Texas at Austin in 1994 before earning his J.D. and graduating with high honors in 1997 from Chicago-Kent College of Law.
In addition to the officers and key personnel listed above, our advisor employs personnel who have extensive experience in selecting, managing and selling commercial properties similar to the properties sought to be acquired by us. As of the date of this supplement, our wholly-owned subsidiary, CRI CCIT II, LLC, is the sole limited partner of our operating partnership.

Compensation, Fees and Reimbursements Paid or Payable to CCI II Advisors and Its Affiliates

The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Management Compensation” beginning on page 83 of the prospectus.

We recorded commissions, fees and expense reimbursements as shown in the table below (in thousands) for services provided by our advisor and its affiliates related to the offering stage during the periods reflected below.

	Six Months Ended	Year Ended
	June 30, 2015	December 31, 2014
Offering:
Selling commissions	$3,752	$15,829
Selling commissions reallowed by Cole Capital Corporation	$3,752	$15,829
Dealer manager fees	$1,113	$4,809
Dealer manager fees reallowed by Cole Capital Corporation	$486	$2,358
Other offering costs	$1,204	$4,898

All of the amounts shown above have been paid to CCI II Advisors and its affiliates. As we did not commence principal operations until January 13, 2014, we did not incur any selling commissions, dealer manager fees or expense reimbursements in connection with the offering stage during the period from February 26, 2013 (Date of Inception) to December 31, 2013. As of June 30, 2015 and December 31, 2014, CCI II Advisors had paid organization and offering costs in connection with this offering, which were not included in our financial statements because such costs were not a liability of ours as they exceeded 2% of gross proceeds from this offering. As we raise additional proceeds from this offering, these costs may become payable.

We recorded fees and expense reimbursements as shown in the table below (in thousands) for services provided by our advisor and its affiliates related to the acquisition and operations stage during the periods reflected below.

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	Six Months Ended	Year Ended
	June 30, 2015	December 31, 2014
Acquisition and Operations Stage:
Acquisition fees and expenses	$156	$13,170
Advisory fees and expenses	$2,641	$1,630
Operating expenses	$623	$411
As of June 30, 2015, approximately $440,000 had been incurred, but not yet paid, for services provided by CCI II Advisors or its affiliates in connection with the acquisition and operations stage and was a liability of ours.

Conflicts of Interest
The following information supersedes and replaces the ninth paragraph of the section of our prospectus captioned “Conflicts of Interest — Interests in Other Real Estate Programs and Other Concurrent Offerings” beginning on page 91 of the prospectus.
Due to the merger of Cole Real Estate Investments, Inc. with and into a wholly-owned subsidiary of VEREIT and Glenn J. Rufrano’s positions as our chief executive officer and president and as chief executive officer of VEREIT, we are subject to conflicts of interest arising out of our relationship with VEREIT, which also has investment objectives, targeted assets, and legal and financial obligations similar to ours. VEREIT and any real estate program sponsored by Cole Capital, whether or not existing as of the date of this supplement, could compete with us in the sale or operation of our assets. We will seek to achieve any operating efficiencies or similar savings that may result from affiliated management of competitive assets. However, to the extent that such programs own or acquire property that is adjacent, or in close proximity, to a property we own, our property may compete with the other program’s property for tenants or purchasers. In addition, Mr. Rufrano will have competing demands on his time and resources and may have conflicts of interest in allocating his time and resources between our business, VEREIT and any real estate program sponsored by Cole Capital.
The following information supersedes and replaces the second paragraph of the section of our prospectus captioned “Conflicts of Interest — Other Activities of Our Advisor and Its Affiliates” beginning on page 92 of the prospectus.
Our president and chief executive officer, Glenn J. Rufrano, is also the chief executive officer of VEREIT and an officer and/or director of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. In addition, our chief financial officer and treasurer, Simon J. Misselbrook, is also an officer of Cole Capital, our advisor, other real estate programs sponsored by Cole Capital and one or more entities affiliated with our advisor. As a result, each of our executive officers owes duties to these other entities, as applicable, which may conflict with the duties that he owes to us and our stockholders.

Selected Financial Data
The following data supersedes and replaces the section of our prospectus captioned “Selected Financial Data” on page 122 of the prospectus.
The following data should be read in conjunction with our condensed consolidated unaudited financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Quarterly Report on Form 10-Q for the six months ended June 30, 2015, which is attached as Annex A to this prospectus supplement, and our consolidated financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, incorporated by reference into our prospectus.
The selected financial data presented below has been derived from our condensed consolidated unaudited interim financial statements as of and for the six months ended June 30, 2015 and our audited consolidated financial statements as of December 31, 2014 and for the period from February 26, 2013 (Date of Inception) to December 31, 2013. As we did not commence principal operations until January 13, 2014, we had limited activity as of and during the period from February 26, 2013 (Date of Inception) to December 31, 2013 (dollars in thousands, except per share data).

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	As of and for the	As of and for the	February 26, 2013
	Six Months Ended	Year Ended	(Date of Inception) to
	June 30, 2015	December 31, 2014	December 31, 2013
Balance Sheet Data:
Total investment in real estate assets, net	$638,361	$648,526	$—
Cash and cash equivalents	$21,598	$11,141	$138
Total assets	$675,476	$667,828	$139
Credit facility and notes payable	$370,523	$400,916	$—
Line of credit with affiliates	$30,000	$30,000	$—
Acquired below market lease intangibles, net	$7,893	$8,222	$—
Redeemable common stock	$6,499	$2,816	$—
Stockholders’ equity	$253,561	$197,499	$100

Operating Data:
Total revenue	$39,514	$17,846	$—
General and administrative expenses	$1,571	$1,325	$100
Property operating expenses	$2,773	$2,381	$—
Advisory fees and expenses	$2,644	$1,638	$—
Acquisition-related expenses	$645	$14,726	$—
Depreciation and amortization	$10,587	$6,300	$—
Operating income (loss)	$21,294	$(8,524)	$(100)
Interest expense and other	$7,875	$4,192	$—
Net income (loss)	$13,419	$(12,716)	$(100)

Cash Flow Data:
Net cash provided by (used in) operating activities	$17,230	$(904)	$(61)
Net cash used in investing activities	$(20,622)	$(628,164)	$—
Net cash provided by financing activities	$13,849	$640,071	$199

Per Common Share Data:
Net income (loss) - basic and diluted	$0.50	$(1.25)	$(5.38)
Distributions declared per common share	$0.31	$0.63	$—
Weighted average shares outstanding - basic and diluted	27,057,062	10,174,511	18,576

Prior Performance Summary
The following information supersedes and replaces the first paragraph of the section of our prospectus captioned “Prior Performance Summary — Adverse Business and Other Developments — Distributions and Redemptions — Cole Office & Industrial REIT (CCIT II), Inc. (CCIT II)” on page 133 of the prospectus.
CCIT II’s board of directors began authorizing distributions in January 2014, after the company commenced business operations. CCIT II paid a 6.00% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on January 14, 2014 and ending on March 31, 2014 and has paid and will pay a 6.30% annualized distribution rate based on a purchase price of $10.00 per share for the period commencing on April 1, 2014 through December 31, 2015. As of December 31, 2014, CCIT II had paid approximately $5.1 million in cumulative distributions since inception. The distributions were fully funded by offering proceeds of approximately $5.1 million. As of December 31, 2014, CCIT II had expensed approximately $14.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. CCIT II treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.

Distributions and Share Redemptions

The following information supplements, and should be read in conjunction with, the section of the prospectus captioned “Description of Shares — Distribution Policy and Distributions” beginning on page 140 of the prospectus.
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.001643836 per share (which equates to approximately 6.0% on an annualized basis calculated at that rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 14, 2014 and

13

ending on March 31, 2014.  In addition, our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.0017260274 per share (which equates to approximately 6.3% on an annualized basis, calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on April 1, 2014 and ending on December 31, 2015.
As of June 30, 2015, cumulative since inception, we have declared approximately $14.9 million of distributions and we have paid approximately $13.3 million, of which approximately $5.9 million was paid in cash and approximately $7.4 million was reinvested in shares of our common stock pursuant to the distribution reinvestment plan. Our net income was approximately $603,000 as of June 30, 2015, cumulative since inception.
The following table presents distributions and sources of distributions for the periods indicated below (dollars in thousands):

	Six Months Ended June 30, 2015		Year Ended December 31, 2014		As of June 30, 2015, Cumulative Paid Since Inception
	Amount	Percent	Amount	Percent	Amount	Percent
Distributions paid in cash	$3,618	44%	$2,275	45%	$5,893	44%
Distributions reinvested	4,597	56%	2,833	55%	7,430	56%
Total distributions	$8,215	100%	$5,108	100%	$13,323	100%
Source of distributions:
Net cash provided by operating activities	$8,215	100%	$—	—%	$8,215	62%
Proceeds from issuance of common stock	—	—%	5,108	100%	5,108	38%
Total sources	$8,215	100%	$5,108	100%	$13,323	100%
Net cash provided by (used in) operating activities for the six months ended June 30, 2015, for the year ended December 31, 2014 and as of June 30, 2015, cumulative since inception, was approximately $17.2 million, $(904,000) and $16.3 million, respectively, and reflected a reduction for real estate acquisition-related expenses incurred of approximately $645,000, $14.7 million and $15.4 million, respectively, in accordance with GAAP. As set forth in the “Estimated Use of Proceeds” section of the prospectus, we treat our real estate acquisition-related expenses as funded by proceeds from our offering, including proceeds from the distribution reinvestment plan. Therefore, for consistency, proceeds from the issuance of common stock for the year ended December 31, 2014 and as of June 30, 2015, cumulative since inception, are considered a source of our distributions to the extent that real estate acquisition-related expenses have reduced net cash provided by (used in) operating activities. As such, distributions for the year ended December 31, 2014 were fully funded by proceeds from the offering and as of June 30, 2015, cumulative since inception, distributions were funded by net cash from operations of $8.2 million, or 62%, and proceeds from the offering of $5.1 million, or 38%. Distributions for the six months ended June 30, 2015 were fully funded by net cash provided by operating activities.
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Description of Shares — Share Redemption Program” beginning on page 145 of the prospectus.
During the six months ended June 30, 2015, we redeemed 92,000 shares, which exclude cancellations, under our share redemption program for $915,000 at an average redemption price of $9.96 per share. Additionally, as of June 30, 2015, we had received valid redemption requests for 22,500 shares, which were redeemed in full subsequent to June 30, 2015 for $218,000 at an average price of $9.71 per share. We have funded and intend to continue funding share redemptions with proceeds from our distribution reinvestment plan. During the year ended December 31, 2014, we did not receive any valid redemption requests under our share redemption program.
Inclusion of Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 as Annex A.
On August 14, 2015, we filed with the SEC our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which is attached (excluding the exhibits thereto) as Annex A to this Supplement No. 9.

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Annex A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 000-55436

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
(Exact name of registrant as specified in its charter)

Maryland	46-2218486
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2325 East Camelback Road, Suite 1100 Phoenix, Arizona 85016	(602) 778-8700
(Address of principal executive offices; zip code)	(Registrant’s telephone number, including area code)
Not Applicable
(Former name, former address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if smaller reporting company)	Smaller reporting company	☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐ No  ☒
As of August 10, 2015, there were approximately 32.5 million shares of common stock, par value $0.01, of Cole Office & Industrial REIT (CCIT II), Inc. outstanding.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.

PART I — FINANCIAL INFORMATION

Item 1.	Financial Statements
COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
(in thousands, except share and per share amounts)

	June 30, 2015	December 31, 2014
ASSETS
Investment in real estate assets:
Land	$50,549	$50,549
Buildings and improvements, less accumulated depreciation of $11,885 and $4,574, respectively	516,603	523,705
Acquired intangible lease assets, less accumulated amortization of $5,080 and $1,726, respectively	71,209	74,272
Total investment in real estate assets, net	638,361	648,526
Cash and cash equivalents	21,598	11,141
Restricted cash	1,897	—
Rents and tenant receivables	7,053	3,421
Prepaid expenses, derivative assets and other assets	1,844	301
Deferred financing costs, less accumulated amortization of $1,219 and $602, respectively	4,723	4,439
Total assets	$675,476	$667,828
LIABILITIES AND STOCKHOLDERS’ EQUITY
Credit facility and notes payable	$370,523	$400,916
Line of credit with affiliate	30,000	30,000
Accounts payable and accrued expenses	2,228	2,548
Escrowed investor proceeds	59	—
Due to affiliates	500	23,086
Acquired below market lease intangibles, less accumulated amortization of $417 and $88, respectively	7,893	8,222
Distributions payable	1,556	1,314
Deferred rental income, derivative liability and other liabilities	2,657	1,427
Total liabilities	415,416	467,513
Commitments and contingencies
Redeemable common stock	6,499	2,816
STOCKHOLDERS’ EQUITY
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 490,000,000 shares authorized, 30,620,279 and 24,650,094 shares issued and outstanding, respectively	306	246
Capital in excess of par value	265,987	216,491
Accumulated distributions in excess of earnings	(14,276)	(19,238)
Accumulated other comprehensive income	1,544	—
Total stockholders’ equity	253,561	197,499
Total liabilities and stockholders’ equity	$675,476	$667,828
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Revenues:
Rental and other property income	$12,555	$1,256	$24,933	$1,634
Tenant reimbursement income	615	172	1,814	252
Assignment fee income	—	—	12,767	—
Total revenue	13,170	1,428	39,514	1,886
Expenses:
General and administrative expenses	1,069	237	1,571	392
Property operating expenses	1,174	214	2,773	295
Advisory fees and expenses	1,395	128	2,644	167
Acquisition-related expenses	606	4,167	645	4,730
Depreciation	3,660	460	7,311	562
Amortization	1,646	149	3,276	191
Total operating expenses	9,550	5,355	18,220	6,337
Operating income (loss)	3,620	(3,927)	21,294	(4,451)
Interest expense	(4,434)	(377)	(7,875)	(656)
Net (loss) income	$(814)	$(4,304)	$13,419	$(5,107)
Weighted average number of common shares outstanding:
Basic and diluted	28,617,793	3,746,241	27,057,062	2,075,789
Net (loss) income per common share:
Basic and diluted	$(0.03)	$(1.15)	$0.50	$(2.46)
Distributions declared per common share	$0.16	$0.16	$0.31	$0.31
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net (loss) income	$(814)	$(4,304)	$13,419	$(5,107)
Other comprehensive loss:
Unrealized gain on interest rate swaps	2,003	—	1,544	—
Total comprehensive income (loss)	$1,189	$(4,304)	$14,963	$(5,107)
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENT OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	Common Stock		Capital in Excess of Par Value	Accumulated Distributions in Excess of Earnings	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
	Number of Shares	Par Value
Balance, January 1, 2015	24,650,094	$246	$216,491	$(19,238)	$—	$197,499
Issuance of common stock	6,062,010	61	60,162	—	—	60,223
Distributions to investors	—	—	—	(8,457)	—	(8,457)
Commissions on stock sales and related dealer manager fees	—	—	(4,865)	—	—	(4,865)
Other offering costs	—	—	(1,204)	—	—	(1,204)
Redemptions of common stock	(91,825)	(1)	(914)	—	—	(915)
Changes in redeemable common stock	—	—	(3,683)	—	—	(3,683)
Comprehensive income	—	—	—	13,419	1,544	14,963
Balance, June 30, 2015	30,620,279	$306	$265,987	$(14,276)	$1,544	$253,561
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
CONDENSED CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended June 30,
	2015	2014
Cash flows from operating activities:
Net income (loss)	$13,419	$(5,107)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	7,311	562
Amortization of intangible lease assets and below market lease intangibles, net	3,025	191
Amortization of deferred financing costs	617	170
Changes in assets and liabilities:
Rents and tenant receivables	(3,632)	(650)
Prepaid expenses	10	(29)
Accounts payable and accrued expenses	(457)	680
Deferred rental income	1,171	767
Due to affiliates	(4,234)	195
Net cash provided by (used in) operating activities	17,230	(3,221)
Cash flows from investing activities:
Investment in real estate assets and capital expenditures	(18,725)	(211,434)
Change in restricted cash	(1,897)	(308)
Net cash used in investing activities	(20,622)	(211,742)
Cash flows from financing activities:
Proceeds from issuance of common stock	55,626	76,858
Offering costs on issuance of common stock	(6,069)	(7,997)
Redemptions of common stock	(915)	—
Distributions to investors	(3,618)	(165)
Proceeds from credit facility and notes payable	135,423	126,525
Proceeds from line of credit with affiliate	—	64,800
Repayments of credit facility and notes payable	(165,816)	(26,525)
Repayments of line of credit with affiliate	—	(9,800)
Change in escrowed investor proceeds	59	308
Deferred financing costs paid	(891)	(781)
Payment of loan deposit	(50)	—
Refund of loan deposit	100	—
Net cash provided by financing activities	13,849	223,223
Net increase in cash and cash equivalents	10,457	8,260
Cash and cash equivalents, beginning of period	11,141	138
Cash and cash equivalents, end of period	$21,598	$8,398
Supplemental Disclosures of Non-Cash Investing and Financing Activities:
Distributions declared and unpaid	$1,556	$320
Escrow deposits due to affiliate on acquired real estate assets	$—	$4,258
Accrued capital expenditures	$127	$—
Accrued financing costs	$10	$—
Net unrealized gain on interest rate swap	$1,544	$—
Common stock issued through distribution reinvestment plan	$4,597	$165
Supplemental cash flow disclosures:
Interest paid	$6,926	$376
The accompanying notes are an integral part of these condensed consolidated unaudited financial statements.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
June 30, 2015

NOTE 1 — ORGANIZATION AND BUSINESS
Cole Office & Industrial REIT (CCIT II), Inc. (the “Company”) was formed on February 26, 2013 and is a Maryland corporation that believes it currently qualifies and intends to make an election to be taxed as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2014. The Company is the sole general partner of, and owns, directly or indirectly, 100% of the partnership interests in Cole Corporate Income Operating Partnership II, LP, a Delaware limited partnership. The Company is externally managed by Cole Corporate Income Advisors II, LLC, a Delaware limited liability company (“CCI II Advisors”), an affiliate of its sponsor, Cole Capital®, which is a trade name used to refer to a group of affiliated entities directly or indirectly controlled by VEREIT, Inc. (formerly known as American Realty Capital Properties, Inc.) (“VEREIT”), a self-managed publicly traded REIT that is organized as a Maryland corporation and listed on the New York Stock Exchange (NYSE: VER). On February 7, 2014, VEREIT acquired Cole Real Estate Investments, Inc. (“Cole”), which, prior to its acquisition, indirectly owned and/or controlled the Company’s external advisor, CCI II Advisors, the Company’s dealer manager, Cole Capital Corporation (“CCC”), the Company’s property manager, CREI Advisors, LLC (“CREI Advisors”), and the Company’s sponsor, Cole Capital. As a result of VEREIT’s acquisition of Cole, VEREIT indirectly owns and/or controls CCI II Advisors, CCC, CREI Advisors and Cole Capital.
Pursuant to a Registration Statement on Form S-11 (Registration No. 333-187470) (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on September 17, 2013, the Company commenced its initial public offering on a “best efforts” basis, offering up to a maximum of 250.0 million shares of its common stock at a price of $10.00 per share and up to 50.0 million additional shares to be issued pursuant to a distribution reinvestment plan (the “DRIP”) under which its stockholders may elect to have distributions reinvested in additional shares at a price of $9.50 per share (together, the “Offering”).
On January 13, 2014, CREInvestments, LLC (“CREI”) purchased approximately 275,000 shares of the Company’s common stock in the Offering, resulting in gross proceeds of $2.5 million. With such purchase, the Company satisfied the conditions of the escrow agreement regarding the minimum offering amount under the Offering. In connection with such purchase, the Company’s board of directors granted a waiver of the share ownership limit to CREI and its successors and assigns in accordance with the provisions of the Company’s charter. Such waiver expired automatically on June 30, 2015, the Company’s second taxable year as a REIT. On February 7, 2014, the ownership of all shares of the Company’s common stock owned by CREI was transferred to VEREIT Operating Partnership, L.P. (formerly known as ARC Properties Operating Partnership, L.P.), the operating partnership of VEREIT.
Effective as of June 10, 2015, Michael T. Ezzell resigned as a director, the chairman of the Board of Directors of the Company (the “Board”), the chief executive officer and the president of the Company. In addition, effective as of June 10, 2015, Mr. Ezzell resigned as the chief executive officer and president of CCI II Advisors and as president and treasurer of CCC. Mr. Ezzell’s resignation was not a result of any disagreements with the Company on any matter relating to the Company’s operations, policies or practices. Effective as of June 10, 2015, Glenn J. Rufrano was appointed as the chief executive officer, the president and a director of the Company by the Board. Also effective as of June 10, 2015, Mr. Rufrano was appointed as chief executive officer and president of CCI II Advisors. Furthermore, effective as of June 10, 2015, the Board appointed James F. Risoleo, one of the Company’s independent directors, to serve as the non-executive chairman of the Board.
As of June 30, 2015, the Company had issued approximately 30.7 million shares of its common stock in the Offering for gross offering proceeds of $305.1 million before organization and offering costs, selling commissions and dealer manager fees of $31.6 million. The Company intends to use substantially all of the net proceeds from the Offering to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to creditworthy tenants under long-term leases, including distribution facilities, warehouses, manufacturing plants and corporate or regional headquarters in strategic locations. The Company expects that most of its properties will be subject to “net” leases, whereby the tenant will be primarily responsible for the property’s cost of repairs, maintenance, property taxes, utilities, insurance and other operating costs. As of June 30, 2015, the Company owned 23 properties, comprising 7.2 million rentable square feet of income-producing necessity corporate office and industrial properties located in 15 states. As of June 30, 2015, the rentable space at these properties was 100% leased.
Subsequent to June 30, 2015, the Board approved the extension of the Offering until September 17, 2016, unless the Board terminates the Offering at an earlier date or all shares being offered have been sold, in which case the Offering will be terminated. Notwithstanding the one-year extension of the Offering to September 17, 2016, the Board will continue to evaluate

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS
June 30, 2015

the timing for the close of the Offering, and currently expects the Offering to close in late 2015 or early 2016. Additional information regarding the extension of the Offering is included in Note 10.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Principles of Consolidation and Basis of Presentation
The condensed consolidated unaudited financial statements of the Company have been prepared in accordance with the rules and regulations of the SEC regarding interim financial reporting, including the instructions to Form 10-Q and Article 10 of Regulation S-X, and do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America (“GAAP”) for complete financial statements. In the opinion of management, the statements for the interim periods presented include all adjustments, which are of a normal and recurring nature, necessary for a fair presentation of the results for such periods. Results for these interim periods are not necessarily indicative of full year results. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014, and related notes thereto set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2014. The condensed consolidated unaudited financial statements should also be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Quarterly Report on Form 10-Q.
The condensed consolidated unaudited financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment in and Valuation of Real Estate Assets
Real estate assets are stated at cost, less accumulated depreciation and amortization. Amounts capitalized to real estate assets consist of the cost of acquisition, excluding acquisition-related expenses, construction and any tenant improvements, major improvements and betterments that extend the useful life of the real estate assets and leasing costs. All repairs and maintenance are expensed as incurred.
The Company is required to make subjective assessments as to the useful lives of its depreciable assets. The Company considers the period of future benefit of each respective asset to determine the appropriate useful life of the assets. Real estate assets, other than land, are depreciated or amortized on a straight-line basis. The estimated useful lives of the Company’s real estate assets by class are generally as follows:

Buildings	40 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Lease term
The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of its real estate assets may not be recoverable. Impairment indicators that the Company considers include, but are not limited to, bankruptcy or other credit concerns of a property’s major tenant, such as a history of late payments, rental concessions and other factors, a significant decrease in a property’s revenues due to lease terminations, vacancies, co-tenancy clauses, reduced lease rates or other circumstances. When indicators of potential impairment are present, the Company assesses the recoverability of the assets by determining whether the carrying amount of the assets will be recovered through the undiscounted future cash flows expected from the use of the assets and their eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying amount, the Company will adjust the real estate assets to their respective fair values and recognize an impairment loss. Generally, fair value will be determined using a discounted cash flow analysis and recent comparable sales transactions. No impairment indicators were identified and no impairment losses were recorded during the six months ended June 30, 2015 or 2014.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

When developing estimates of expected future cash flows, the Company makes certain assumptions regarding future market rental income amounts subsequent to the expiration of current lease agreements, property operating expenses, terminal capitalization and discount rates, the expected number of months it takes to re-lease a property, required tenant improvements and the number of years the property will be held for investment. The use of alternative assumptions in estimating expected future cash flows could result in a different determination of the property’s expected future cash flows and a different conclusion regarding the existence of an impairment, the extent of such loss, if any, as well as the fair value of the real estate assets.
When a real estate asset is identified by the Company as held for sale, the Company will cease depreciation and amortization of the assets related to the property and estimate the fair value, net of selling costs. If, in management’s opinion, the fair value, net of selling costs, of the asset is less than the carrying amount of the asset, an adjustment to the carrying amount would be recorded to reflect the estimated fair value of the property, net of selling costs. There were no assets identified as held for sale as of June 30, 2015 or December 31, 2014.
Allocation of Purchase Price of Real Estate Assets
Upon the acquisition of real properties, the Company allocates the purchase price to acquired tangible assets, consisting of land, buildings and improvements and identified intangible assets and liabilities, consisting of the value of above market and below market leases and the value of in-place leases, based in each case on their respective fair values. Acquisition-related expenses are expensed as incurred. The Company utilizes independent appraisals to assist in the determination of the fair values of the tangible assets of an acquired property (which includes land and buildings). The information in the appraisal, along with any additional information available to the Company’s management, is used in estimating the amount of the purchase price that is allocated to land. Other information in the appraisal, such as building value and market rents, may be used by the Company’s management in estimating the allocation of purchase price to the building and to intangible lease assets and liabilities. The appraisal firm has no involvement in management’s allocation decisions other than providing this market information.
The fair values of above market and below market lease intangibles are recorded based on the present value (using a discount rate which reflects the risks associated with the leases acquired) of the difference between (1) the contractual amounts to be paid pursuant to the in-place leases and (2) an estimate of fair market lease rates for the corresponding in-place leases, which is generally obtained from independent appraisals, measured over a period equal to the remaining non-cancelable term of the lease including, for below market leases, any bargain renewal periods. The above market and below market lease intangibles are capitalized as intangible lease assets or liabilities, respectively. Above market leases are amortized as a reduction to rental income over the remaining terms of the respective leases. Below market leases are amortized as an increase to rental income over the remaining terms of the respective leases, including any bargain renewal periods. In considering whether or not the Company expects a tenant to execute a bargain renewal option, the Company evaluates economic factors and certain qualitative factors at the time of acquisition, such as the financial strength of the tenant, the remaining lease term, the tenant mix of the leased property, the Company’s relationship with the tenant and the availability of competing tenant space. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above market or below market leases relating to that lease would be recorded as an adjustment to rental income.
The fair values of in-place leases include estimates of direct costs associated with obtaining a new tenant and opportunity costs associated with lost rental and other property income, which are avoided by acquiring a property with an in-place lease. Direct costs associated with obtaining a new tenant include commissions and other direct costs and are estimated in part by utilizing information obtained from independent appraisals and management’s consideration of current market costs to execute a similar lease. The intangible values of opportunity costs, which are calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease, are capitalized as intangible lease assets and are amortized to expense over the remaining term of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.
The Company may acquire certain properties subject to contingent consideration arrangements that may obligate the Company to pay additional consideration to the seller based on the outcome of future events. Additionally, the Company may acquire certain properties for which it funds certain contingent consideration amounts into an escrow account pending the outcome of certain future events. The outcome may result in the release of all or a portion of the escrow funds to the Company or the seller or a combination thereof. Contingent consideration arrangements will be based on a predetermined formula and have set time periods regarding the obligation to make future payments, including funds released to the seller from escrow accounts, or the right to receive escrowed funds as set forth in the respective purchase and sale agreement. Contingent consideration arrangements, including amounts funded through an escrow account, will be recorded upon acquisition of the respective property at their estimated fair value, and any changes to the estimated fair value subsequent to acquisition will be

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

reflected in the accompanying condensed consolidated unaudited statements of operations. The determination of the amount of contingent consideration arrangements is based on the probability of several possible outcomes as identified by management.
The Company will estimate the fair value of assumed mortgage notes payable based upon indications of current market pricing for similar types of debt financing with similar maturities. Assumed mortgage notes payable will initially be recorded at their estimated fair value as of the assumption date, and any difference between such estimated fair value and the mortgage note’s outstanding principal balance will be amortized to interest expense over the term of the respective mortgage note payable.
The determination of the fair values of the real estate assets and liabilities acquired requires the use of significant assumptions with regard to the current market rental rates, rental growth rates, capitalization and discount rates, interest rates and other variables. The use of alternative estimates may result in a different allocation of the Company’s purchase price, which could materially impact the Company’s results of operations.
Restricted Cash
The Company had $1.9 million in restricted cash as of June 30, 2015. Included in restricted cash was $1.8 million held by lenders in lockbox accounts. As part of certain debt agreements, rent from certain of the Company’s tenants is deposited directly into a lockbox account, from which the monthly debt service payments are disbursed to the lender and the excess funds are then disbursed to the Company. In addition, restricted cash included $59,000 of escrowed investor proceeds for which shares of common stock had not been issued as of June 30, 2015.
Concentration of Credit Risk
As of June 30, 2015, the Company had cash on deposit, including restricted cash, at four financial institutions, in each of which the Company had deposits in excess of federally insured levels, totaling $22.4 million; however, the Company has not experienced any losses in such accounts. The Company limits significant cash deposits to accounts held by financial institutions with high credit standing; therefore, the Company believes it is not exposed to any significant credit risk on its cash deposits.
As of June 30, 2015, two of the Company’s tenants accounted for 18% and 13%, respectively, of the Company’s 2015 gross annualized rental revenues. The Company also had certain geographic concentrations in its property holdings. In particular, as of June 30, 2015, four of the Company’s properties were located in Ohio, one property was located in Arizona, and two properties were located in Alabama, which accounted for 21%, 18%, and 11%, respectively, of the Company’s 2015 gross annualized rental revenues. In addition, the Company had tenants in the manufacturing, mining and natural resources, logistics, and government and non-profit industries, which comprised 31%, 18%, 11%, and 10%, respectively, of the Company’s 2015 gross annualized rental revenues.
Offering and Related Costs
CCI II Advisors funds all of the organization and offering costs on the Company’s behalf (excluding selling commissions and dealer manager fees) and may be reimbursed for such costs up to 2.0% of gross proceeds from the Offering. As of June 30, 2015, CCI II Advisors had paid organization and offering costs in excess of the 2.0% in connection with the Offering. These excess costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 2.0% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess costs may become payable. When recorded by the Company, organization costs are expensed as incurred, and offering costs, which include items such as legal and accounting fees, marketing, personnel, promotional and printing costs, are recorded along with selling commissions and dealer manager fees as a reduction of capital in excess of par value in the period in which they become payable.
Derivative Instruments and Hedging Activities
The Company accounts for its derivative instruments at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of any derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as hedges or that do not meet the hedge accounting criteria are recorded as a gain or loss to operations.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

Redeemable Common Stock
Under the Company’s share redemption program, the Company’s requirement to redeem shares of its outstanding common stock is limited, among other things, to the issuances pursuant to the DRIP, net of shares redeemed to date. The Company records amounts that are redeemable under the share redemption program as redeemable common stock outside of permanent equity in its condensed consolidated unaudited balance sheets. Changes in the amount of redeemable common stock from period to period are recorded as an adjustment to capital in excess of par value.
Revenue Recognition
Certain properties have leases where minimum rental payments increase during the term of the lease. The Company records rental income for the full term of each lease on a straight-line basis. When the Company acquires a property, the terms of any existing leases are considered to commence as of the acquisition date for the purpose of this calculation. The Company defers the recognition of contingent rental income, such as percentage rents, until the specific target that triggers the contingent rental income is achieved. Expected reimbursements from tenants for recoverable real estate taxes and operating expenses are included in tenant reimbursement income in the period when such costs are incurred.
The Company continually reviews receivables related to rent and unbilled rent receivables and determines collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, the Company will record an increase in the allowance for uncollectible accounts or record a direct write-off of the receivable in the condensed consolidated unaudited statements of operations and comprehensive income (loss). As of June 30, 2015 and December 31, 2014, the Company did not have an allowance for uncollectible accounts.
Recent Accounting Pronouncements
In May 2014, the U.S. Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“ASU 2014-09”), which supersedes the revenue recognition requirements in Revenue Recognition (Topic 605) and requires an entity to recognize revenue in a way that depicts the transfer of promised goods or services to customers, including real estate sales, in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB provided for a one-year deferral of the effective date for ASU 2014-09, which is now effective for fiscal years beginning after December 15, 2017 and interim periods within those years; however, early adoption is permitted as of the original effective date, which was for annual reporting periods beginning after December 15, 2016, and the interim periods within that year. The Company is currently evaluating the impact of the new standard, but does not believe it will have a material impact, when effective, on the Company’s condensed consolidated unaudited financial statements.
In February 2015, the FASB issued ASU No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis (“ASU 2015-02”), which eliminates the deferral of Financial Accounting Standard 167, modifies the evaluation of whether limited partnerships and similar legal entities are variable or voting interest entities, eliminates the presumption that the general partner should consolidate a limited partnership, modifies the consolidation analysis for reporting entities that are involved with variable interest entities, particularly those that have fee arrangements and related party relationships, and provides a scope exception for reporting entities with interests in legal entities that operate as registered money market funds. These changes will require re-evaluation of the consolidation conclusion for certain entities and will require the Company to revise its analysis regarding the consolidation or deconsolidation of such entities. ASU 2015-02 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2015, with early adoption permitted.  Companies may elect to apply the amendments in ASU 2015-02 using a modified retrospective approach or by applying the amendments retrospectively. The Company is currently evaluating the impact of the new standard on the Company’s condensed consolidated unaudited financial statements.
In April 2015, FASB issued ASU 2015-03, Interest - Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The update requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability rather than presenting the deferred charge as an asset. The previous requirement to recognize debt issuance costs as deferred charges conflicts with the guidance in FASB Concepts Statement No. 6, “Elements of Financial Statements,” which states that debt issuance costs are similar to debt discounts and effectively reduce the proceeds of borrowing, thereby increasing the effective interest rate. FASB Concepts Statement No. 6 further states that debt issuance costs cannot be an asset because they provide no future economic benefit. After the update is adopted, debt disclosures would include the face amount of the debt liability and the effective interest rate. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and is to be applied retrospectively,

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

with early adoption permitted. The Company is currently evaluating the impact of this new standard on the Company’s condensed consolidated unaudited financial statements.
NOTE 3 — FAIR VALUE MEASUREMENTS
GAAP defines fair value, establishes a framework for measuring fair value and requires disclosures about fair value measurements. GAAP emphasizes that fair value is intended to be a market-based measurement, as opposed to a transaction-specific measurement.
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, various techniques and assumptions can be used to estimate the fair value. Assets and liabilities are measured using inputs from three levels of the fair value hierarchy, as follows:
Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. An active market is defined as a market in which transactions for the assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2 – Inputs include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active (markets with few transactions), inputs other than quoted prices that are observable for the asset or liability (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data correlation or other means (market corroborated inputs).
Level 3 – Unobservable inputs, which are only used to the extent that observable inputs are not available, reflect the Company’s assumptions about the pricing of an asset or liability.
The following describes the methods the Company uses to estimate the fair value of the Company’s financial assets and liabilities:
Credit facility, notes payable and line of credit with affiliate – The fair value is estimated by discounting the expected cash flows based on estimated borrowing rates available to the Company as of the measurement date. These financial instruments are considered Level 2 inputs. As of June 30, 2015, the estimated fair value of the Company’s debt was $401.7 million compared to the carrying value of $400.5 million.
Derivative instruments – The Company’s derivative instruments comprise interest rate swaps. All derivative instruments are carried at fair value and are valued using Level 2 inputs. The fair value of these instruments is determined using interest rate market pricing models. The Company includes the impact of credit valuation adjustments on derivative instruments measured at fair value.
Other financial instruments – The Company considers the carrying values of its cash and cash equivalents, restricted cash, tenant and other receivables, accounts payable and accrued expenses, other liabilities, due to affiliates and distributions payable to approximate their fair values because of the short period of time between their origination and their expected realization and based on their highly-liquid nature. Due to the short-term maturities of these instruments, Level 1 inputs are utilized to estimate the fair value of these financial instruments.
Considerable judgment is necessary to develop estimated fair values of financial assets and liabilities. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize, or be liable for, on disposition of the financial assets and liabilities. As of June 30, 2015, there have been no transfers of financial assets or liabilities between fair value hierarchy levels.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

In accordance with the fair value hierarchy described above, the following tables show the fair value of the Company’s financial assets and liabilities that are required to be measured at fair value on a recurring basis as of June 30, 2015 (in thousands). The Company had no financial assets or liabilities that were required to be measured at fair value on a recurring basis as of December 31, 2014.

	Balance as of	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	June 30, 2015	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Interest rate swaps	$1,603	$—	$1,603	$—
Financial liability:
Interest rate swap	$(59)	$—	$(59)	$—
NOTE 4 — REAL ESTATE ACQUISITIONS
2015 Property Acquisitions
During the six months ended June 30, 2015, the Company did not acquire any properties.
Assignment of Purchase and Sales Agreement
During the six months ended June 30, 2015, the Company, through an assignment from affiliates of CCI II Advisors, became a party to a purchase and sale agreement (the “PSA”) with a seller to acquire the right to purchase a property. On March 31, 2015, the Company assigned its rights in the PSA to a non-affiliated third party and recognized assignment fee income of $12.8 million, net of approximately $520,000 in transaction expenses.
Additional Consideration
During the six months ended June 30, 2015, the Company paid additional consideration related to a property that was purchased during the year ended December 31, 2014. The additional consideration of approximately $491,000 is included within acquisition-related expenses in the accompanying condensed consolidated unaudited statements of operations.
2014 Property Acquisitions
During the six months ended June 30, 2014, the Company acquired ten commercial properties for an aggregate purchase price of $215.7 million (the “2014 Acquisitions”). The Company purchased the 2014 Acquisitions with net proceeds from the Offering and available borrowings. The Company allocated the purchase price of these properties to the fair value of the assets acquired. The following table summarizes the purchase price allocation (in thousands):

2014 Acquisitions
Land	$21,829
Building and improvements	175,785
Acquired in-place leases	18,078
Total purchase price	$215,692
The Company recorded revenue for the three and six months ended June 30, 2014 of $1.4 million and $1.9 million, respectively, and a net loss for the three and six months ended June 30, 2014 of $4.3 million and $5.1 million, respectively, related to the 2014 Acquisitions. In addition, the Company recorded $4.2 million and $4.7 million of acquisition-related expenses for the three and six months ended June 30, 2014, respectively.
The following table summarizes selected financial information of the Company as if the 2014 Acquisitions were completed on January 13, 2014, the date the Company commenced principal operations, for both periods presented below. The table below presents the Company’s estimated revenue and net income (loss), on a pro forma basis, for the three months ended June 30, 2014, and for the period from January 13, 2014 to June 30, 2014 (in thousands):

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

	Three Months Ended June 30, 2014	Period from January 13, 2014 to June 30, 2014
Pro forma basis:
Revenue	$4,248	$7,842
Net income (loss)	$667	$(3,389)
The pro forma information for the three months ended June 30, 2014 was adjusted to exclude $4.2 million of acquisition-related expenses recorded during such periods related to the 2014 Acquisitions. Accordingly, these expenses were instead recognized in the pro forma information for the period from January 13, 2014 to June 30, 2014. The pro forma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of the period, nor does it purport to represent the results of future operations.
NOTE 5 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES
In the normal course of business, the Company uses certain types of derivative instruments for the purpose of managing or hedging its interest rate risk. During the six months ended June 30, 2015, the Company entered into three interest rate swap agreements. The following table summarizes the terms of the Company’s executed swap agreements designated as hedging instruments as of June 30, 2015 (in thousands). The Company did not have any executed swap agreements as of June 30, 2014.

		Outstanding Notional Amount as of	Interest	Effective	Maturity	Fair Value of Assets and (Liability)
	Balance Sheet Location	June 30, 2015	Rate (1)	Date	Date	June 30, 2015
Interest Rate Swaps	Prepaid expenses, derivative assets and other assets	$232,400	3.29% and 3.78%	2/20/2015	12/12/2019	$1,603
Interest Rate Swap	Deferred rental income, derivative liability and other liabilities	$21,670	3.35%	2/10/2015	3/2/2020	$(59)

(1) The interest rate consists of the underlying index swapped to a fixed rate and the applicable interest rate spread as of June 30, 2015.
Additional disclosures related to the fair value of the Company’s derivative instruments are included in Note 3 to these condensed consolidated unaudited financial statements. The notional amount under the interest rate swap agreements is an indication of the extent of the Company’s involvement in each instrument, but does not represent exposure to credit, interest rate or market risks.
Accounting for changes in the fair value of a derivative instrument depends on the intended use and designation of the derivative instrument. The Company designated the interest rate swaps as cash flow hedges, to hedge the variability of the anticipated cash flows on its variable rate debt. The change in fair value of the effective portion of the derivative instruments that are designated as hedges is recorded in other comprehensive income (loss). Any ineffective portion of the change in fair value of the derivative instruments is recorded in interest expense.
The following table summarizes the unrealized gain on the Company’s derivative instruments and hedging activities for the three and six months ended June 30, 2015 (in thousands). The Company did not own any derivative instruments for the three and six months ended June 30, 2014.

	Amount of Gain Recognized as Other Comprehensive Income
Derivatives in Cash Flow Hedging Relationships	Three Months Ended June 30, 2015	Six Months Ended June 30, 2015
Interest Rate Swaps (1)	$2,003	$1,544

(1) There were no portions of the change in the fair value of the interest rate swaps that were considered ineffective during the six months ended June 30, 2015. No previously effective portions of the losses that were recorded in accumulated

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

other comprehensive income during the term of the hedging relationships were reclassified into earnings during the six months ended June 30, 2015.
The Company has agreements with each of its derivative counterparties that contain provisions whereby, if the Company defaults on certain of its unsecured indebtedness, the Company could also be declared in default on its derivative obligations, resulting in an acceleration of payment. If the Company had breached any of these provisions, it could have been owed amounts under the agreements at their aggregate termination value, inclusive of interest payments, of $1.4 million at June 30, 2015. In addition, the Company is exposed to credit risk in the event of non-performance by its derivative counterparties. The Company believes it mitigates its credit risk by entering into agreements with creditworthy counterparties. The Company records credit risk valuation adjustments on its interest rate swaps based on the credit quality of the Company and the respective counterparty. There were no termination events or events of default related to the interest rate swaps as of June 30, 2015.
NOTE 6 — CREDIT FACILITY AND NOTES PAYABLE
As of June 30, 2015, the Company had $400.5 million of debt outstanding, with weighted average years to maturity of 4.3 years and a weighted average interest rate of 3.78%. The following table summarizes the debt activity for the six months ended June 30, 2015 (in thousands):

		During the Six Months Ended June 30, 2015
	Balance as of December 31, 2014	Debt Issuance	Repayments	Balance as of June 30, 2015
Fixed rate debt	$35,100	$125,570	$—	$160,670
Variable rate debt	—	9,853	—	9,853
Credit facility	365,816	—	(165,816)	200,000
Line of credit with affiliate	30,000	—	—	30,000
Total	$430,916	$135,423	$(165,816)	$400,523
As of June 30, 2015, the fixed debt included $54.1 million of variable rate debt that is fixed through interest rate swap agreements, which has the effect of fixing the variable interest rate per annum through the maturity of the variable rate debt. The fixed rate debt has interest rates ranging from 3.29% to 4.77% per annum and matures on various dates from March 2020 to November 2021. The mortgage notes payable are secured by the respective properties on which the debt was placed. The aggregate balance of gross real estate assets, net of gross intangible lease liabilities, securing the fixed rate debt was $265.2 million as of June 30, 2015, and the assets securing the Credit Facility’s (as defined below) underlying collateral pool was $371.5 million as of June 30, 2015. The variable rate debt has interest rates of the London Interbank Offered Rate (“LIBOR”) plus 200 basis points and matures on various dates between March 2016 and April 2016. As of June 30, 2015, the variable rate debt outstanding of $9.9 million had a weighted average interest rate of 2.18%.
As of June 30, 2015, the Company had $200.0 million of debt outstanding under its secured, revolving credit facility, as amended (the “Credit Facility”), with JPMorgan Chase, as administrative agent under the credit agreement (the “Credit Agreement”). The Credit Facility allows the Company to borrow up to $200.0 million in revolving loans (the “Revolving Loans”) in addition to a $200.0 million term loan (the “Term Loan”), with the maximum amount outstanding not to exceed the borrowing base (the “Borrowing Base”), which, beginning on June 30, 2015, is calculated as 62.5% of the aggregate value allocated to each qualified property comprising eligible collateral (“Qualified Properties”) during the period from June 30, 2015 through December 30, 2015, and 60.0% of the Qualified Properties during the period from December 31, 2015 through December 12, 2018, as defined in the Credit Agreement. The Company did not have any debt outstanding on the Revolving Loans as of June 30, 2015. Up to 15% of the Revolving Loans may be used for issuing letters of credit, and up to 10% of the Revolving Loans, not to exceed $50.0 million, may be used for issuing short term (ten day or less) advances. Subject to meeting certain conditions described in the Credit Agreement and the payment of certain fees, aggregate borrowings under the Credit Facility may be increased up to a maximum of $1.25 billion. The Revolving Loans mature on December 12, 2018; however, the Company may elect to extend the maturity dates of such loans to December 12, 2019, subject to satisfying certain conditions described in the Credit Agreement. The Term Loan matures on December 12, 2019. If the Company does not reach $1.0 billion in total asset value prior to March 31, 2016, both the Revolving Loans and Term Loan will mature on September 30, 2017.
The Revolving Loans and Term Loan will bear interest at rates dependent upon the type of loan specified by the Company. For a eurodollar rate loan (as defined in the Credit Agreement), the interest rate will be equal to the one-month, two-month, three-month or six-month LIBOR for the interest period, as elected by the Company, multiplied by the Statutory Reserve Rate

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

(as defined in the Credit Agreement), plus the applicable rate (the “Eurodollar Applicable Rate”). The Eurodollar Applicable Rate is based upon the Company’s overall leverage ratio, generally defined in the Credit Agreement as the total consolidated outstanding indebtedness of the Company divided by the total asset value of the Company (as defined in the Credit Agreement) (the “Leverage Ratio”), and ranges from 1.60% at a Leverage Ratio of 40% or less to 2.45% at a Leverage Ratio greater than 60%. For base rate committed loans (as defined in the Credit Agreement), the interest rate will be a per annum amount equal to the greatest of: (i) JPMorgan Chase’s Prime Rate; (ii) the Federal Funds Effective Rate (as defined in the Credit Agreement) plus 0.50%; and (iii) one-month LIBOR multiplied by the Statutory Reserve Rate plus the applicable rate (the “Base Rate Applicable Rate”). The Base Rate Applicable Rate is based upon the Leverage Ratio, and ranges from 0.60% at a Leverage Ratio of 40% or less to 1.45% at a Leverage Ratio greater than 60%. The Credit Agreement also includes interest rate structures, should the Company convert to an unsecured revolving credit facility or should the Company obtain an investment grade rating, subject to meeting certain conditions described in the Credit Agreement. As of June 30, 2015, the Revolving Loans had $32.2 million available for borrowing and the Revolving Loans and Term Loan had a weighted average interest rate of 3.78%. In connection with the Credit Agreement, the Company executed an interest rate swap agreement that effectively fixed the variable interest rate of the Term Loan at 3.78% based on the applicable margin at the current leverage ratio.
The Credit Agreement contains customary representations, warranties, borrowing conditions and affirmative, negative and financial covenants, including minimum net worth, debt service coverage and leverage ratio requirements and dividend payout and REIT status requirements. In particular, the Credit Agreement requires the Company to maintain a minimum consolidated net worth greater than or equal to the sum of (i) approximately $194.0 million plus (ii) 75% of the issuance of equity from the date of the Credit Agreement, a leverage ratio less than or equal to 62.5% and a fixed charge coverage ratio equal to or greater than 1.50. Based on the Company’s analysis and review of its results of operations and financial condition, the Company believes it was in compliance with the covenants of the Credit Agreement as of June 30, 2015.
As of June 30, 2015, the Company had $30.0 million of debt outstanding under its $60.0 million subordinate line of credit with Series C, LLC (“Series C”), an affiliate of the Company’s advisor (the “Series C Line of Credit”). The Series C Line of Credit bears interest at a rate per annum equal to the one-month LIBOR plus 2.20% with accrued interest payable monthly in arrears and principal due upon maturity on January 13, 2016. The Series C Line of Credit had an interest rate of 2.38% as of June 30, 2015. In the event that the Series C Line of Credit is not paid off on the maturity date, the loan includes usual and customary default provisions. The Series C Line of Credit was approved by a majority of the Board (including a majority of the independent directors) not otherwise interested in the transactions as fair, competitive and commercially reasonable and no less favorable to the Company than comparable loans between unaffiliated parties under the same circumstances. As of June 30, 2015, the Company had $30.0 million available for borrowing under the Series C Line of Credit.
NOTE 7 — COMMITMENTS AND CONTINGENCIES
Litigation
In the ordinary course of business, the Company may become subject to litigation or claims. The Company is not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to the Company’s business, to which the Company is a party or of which the Company’s properties are the subject.
Environmental Matters
In connection with the ownership and operation of real estate, the Company potentially may be liable for costs and damages related to environmental matters. The Company carries environmental liability insurance on its properties that provides limited coverage for remediation liability and pollution liability for third-party bodily injury and property damage claims. The Company is not aware of any environmental matters which it believes are reasonably likely to have a material effect on its results of operations, financial condition or liquidity.
NOTE 8 — RELATED-PARTY TRANSACTIONS AND ARRANGEMENTS
The Company has incurred, and will continue to incur, commissions, fees and expenses payable to CCI II Advisors and certain of its affiliates in connection with the Offering and the acquisition, management and disposition of its assets.
Offering
In connection with the Offering, CCC, the Company’s dealer manager, which is affiliated with CCI II Advisors, receives, and will continue to receive, a commission of up to 7.0% of gross offering proceeds from the primary portion of the Offering before reallowance of commissions earned by participating broker-dealers. CCC intends to reallow 100% of commissions earned to participating broker-dealers. In addition, up to 2.0% of gross offering proceeds from the primary portion of the

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

Offering before reallowance to participating broker-dealers is paid, and will continue to be paid, to CCC as a dealer manager fee. CCC, in its sole discretion, may reallow all or a portion of its dealer manager fee to participating broker-dealers. No selling commissions or dealer manager fees are paid to CCC or other participating broker-dealers with respect to shares sold pursuant to the DRIP.
All other organization and offering expenses associated with the sale of the Company’s common stock (excluding selling commissions and dealer manager fees) are paid by CCI II Advisors or its affiliates and are reimbursed by the Company up to 2.0% of aggregate gross offering proceeds. A portion of the other organization and offering expenses may be considered to be underwriting compensation. As of June 30, 2015, CCI II Advisors had paid organization and offering costs in excess of the 2.0% in connection with the Offering. These excess costs were not included in the financial statements of the Company because such costs were not a liability of the Company as they exceeded 2.0% of gross proceeds from the Offering. As the Company raises additional proceeds from the Offering, these excess costs may become payable.
The Company incurred commissions, fees and expense reimbursements as shown in the table below for services provided by CCI II Advisors and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Offering:
Selling commissions	$2,550	$4,579	$3,752	$4,966
Selling commissions reallowed by CCC	$2,550	$4,579	$3,752	$4,966
Dealer manager fees	$760	$1,373	$1,113	$1,491
Dealer manager fees reallowed by CCC	$337	$668	$486	$723
Other offering costs	$809	$1,372	$1,204	$1,540
As of June 30, 2015, all of the amounts shown above had been paid to CCI II Advisors and its affiliates.
Acquisitions and Operations
CCI II Advisors, or its affiliates, receive acquisition fees of up to 2.0% of: (1) the contract purchase price of each property or asset the Company acquires; (2) the amount paid in respect of the development, construction or improvement of each asset the Company acquires; (3) the purchase price of any loan the Company acquires; and (4) the principal amount of any loan the Company originates. In addition, the Company reimburses CCI II Advisors or its affiliates for acquisition-related expenses incurred in the process of acquiring a property or the origination or acquisition of a loan, so long as the total acquisition fees and expenses relating to the transaction do not exceed 6.0% of the contract purchase price.
The Company pays CCI II Advisors a monthly advisory fee based upon the Company’s monthly average invested assets, which is equal to the following amounts: (1) an annualized rate of 0.75% paid on the Company’s average invested assets that are between $0 to $2 billion; (2) an annualized rate of 0.70% paid on the Company’s average invested assets that are between $2 billion and $4 billion; and (3) an annualized rate of 0.65% paid on the Company’s average invested assets that are over $4 billion.
The Company reimburses CCI II Advisors for the operating expenses it paid or incurred in connection with the services provided to the Company, subject to the limitation that the Company will not reimburse CCI II Advisors for any amount by which its operating expenses (including the advisory fee) at the end of the four preceding fiscal quarters exceeds the greater of (1) 2.0% of average invested assets, or (2) 25.0% of net income, other than any additions to reserves for depreciation, bad debts or other similar non-cash reserves and excluding any gain from the sale of assets for that period. The Company will not reimburse CCI II Advisors for personnel costs in connection with the services for which CCI II Advisors receives acquisition or disposition fees.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

The Company recorded fees and expense reimbursements as shown in the table below for services provided by CCI II Advisors and its affiliates related to the services described above during the periods indicated (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Acquisition and Operations:
Acquisition fees and expenses	$106	$3,897	156	$4,377
Advisory fees and expenses	$1,394	$129	2,641	$167
Operating expenses	$412	$43	623	$43
Of the amounts shown above, as of June 30, 2015 $440,000 had been incurred, but not yet paid, for services provided by CCI II Advisors or its affiliates in connection with the acquisitions and operations stage and was a liability to the Company. During the six months ended June 30, 2015, CCI II Advisors permanently waived its right to expense reimbursements totaling approximately $297,000, and thus the Company is not responsible for this amount.
Liquidation/Listing
If CCI II Advisors or its affiliates provide a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of properties, the Company will pay CCI II Advisors or its affiliates a disposition fee in an amount equal to up to one-half of the brokerage commission paid on the sale of the property, not to exceed 1.0% of the contract price of each property sold; provided, however, in no event may the disposition fee paid to CCI II Advisors or its affiliates, when added to the real estate commissions paid to unaffiliated third parties, exceed the lesser of the customary competitive real estate commission or an amount equal to 6.0% of the contract sales price. In addition, if CCI II Advisors or its affiliates provides a substantial amount of services (as determined by a majority of the Company’s independent directors) in connection with the sale of one or more assets other than properties, the Company may separately compensate CCI II Advisors at such rates and in such amounts as the Board, including a majority of the Company’s independent directors, and CCI II Advisors agree upon, not to exceed an amount equal to 1.0% of the contract price of the asset sold.
If the Company is sold or its assets are liquidated, CCI II Advisors will be entitled to receive a subordinated performance fee equal to 15.0% of the net sale proceeds remaining after investors have received a return of their net capital invested and an 8% annual cumulative, non-compounded return. Alternatively, if the Company’s shares are listed on a national securities exchange, CCI II Advisors will be entitled to a subordinated performance fee equal to 15.0% of the amount by which the market value of the Company’s outstanding stock plus all distributions paid by the Company prior to listing exceeds the sum of the total amount of capital raised from investors and the amount of distributions necessary to generate an 8.0% annual cumulative, non-compounded return to investors. As an additional alternative, upon termination of the advisory agreement, CCI II Advisors may be entitled to a subordinated performance fee similar to the fee to which it would have been entitled had the portfolio been liquidated (based on an independent appraised value of the portfolio) on the date of termination.
No commissions or fees were incurred for any such services provided by CCI II Advisors and its affiliates related to the liquidation/listing stage during each of the six months ended June 30, 2015 and 2014.
Due to Affiliates
As of June 30, 2015, $500,000 had been incurred by CCI II Advisors or its affiliates, but had not yet been reimbursed by the Company, and was included in due to affiliates on the condensed consolidated unaudited balance sheets. The amounts had been incurred primarily for operating-related expenses incurred by CCI II Advisors or its affiliates. As of December 31, 2014, $23.1 million had been incurred, but not yet reimbursed, primarily for property escrow deposits and acquisition costs due to CCI II Advisors or its affiliates for properties that the Company purchased during the year ended December 31, 2014.
Transactions
The Company incurred $358,000 of interest expense related to an affiliate of CCI II Advisors related to the Series C Line of Credit during the six months ended June 30, 2015, of which $60,000 had been incurred, but not yet paid, and was included in due to affiliates on the condensed consolidated unaudited balance sheets as of June 30, 2015. Refer to Note 6 to these condensed consolidated unaudited financial statements for the terms of the Series C Line of Credit.

COLE OFFICE & INDUSTRIAL REIT (CCIT II), INC.
NOTES TO CONDENSED CONSOLIDATED UNAUDITED FINANCIAL STATEMENTS - (Continued)
June 30, 2015

NOTE 9 — ECONOMIC DEPENDENCY
Under various agreements, the Company has engaged or will engage CCI II Advisors and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issuance, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon CCI II Advisors and its affiliates. In the event that these companies are unable to provide the Company with these services, the Company would be required to find alternative providers of these services.
NOTE 10 — SUBSEQUENT EVENTS
Status of the Offering
As of August 10, 2015, the Company had received $324.2 million in gross offering proceeds through the issuance of approximately 32.6 million shares of its common stock in the Offering (including shares issued pursuant to the DRIP).
Redemption of Shares of Common Stock
Subsequent to June 30, 2015, the Company redeemed approximately 22,500 shares for $218,000 at an average per share price of $9.71.
Investment in Real Estate Assets
Subsequent to June 30, 2015 through August 10, 2015, the Company acquired one commercial property for an aggregate purchase price of $13.7 million. Acquisition-related expenses totaling approximately $295,000 were expensed as incurred. The Company has not completed its initial purchase price allocations with respect to this property and therefore cannot provide the disclosures included in Note 4 to these consolidated unaudited financial statements.
Extension of the Offering
The Company previously disclosed that the Offering would close on September 17, 2015. Subsequent to June 30, 2015, the Board approved the extension of the Offering until September 17, 2016, unless the Board terminates the Offering at an earlier date or all shares being offered have been sold, in which case the Offering will be terminated. If all of the shares we are offering have not been sold by September 17, 2016, the Board may further extend the Offering as permitted under applicable law. Notwithstanding the one-year extension of the Offering to September 17, 2016, the Board will continue to evaluate the timing for the close of the Offering, and currently expects the Offering to close in late 2015 or early 2016.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our condensed consolidated unaudited financial statements, the notes thereto and the other unaudited financial data included in this Quarterly Report on Form 10-Q. The following discussion should also be read in conjunction with our audited consolidated financial statements and the notes thereto, and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2014. The terms “we,” “us,” “our” and the “Company” refer to Cole Office & Industrial REIT (CCIT II), Inc. and unless otherwise defined herein, capitalized terms used herein shall have the same meanings as set forth in our condensed consolidated unaudited financial statements and the notes thereto.
Forward-Looking Statements
Certain statements contained in this Quarterly Report on Form 10-Q of Cole Office & Industrial REIT (CCIT II), Inc., other than historical facts, may be considered forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). We intend for all such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act and Section 21E of the Exchange Act, as applicable by law. Such statements include, in particular, statements about our plans, strategies and prospects and are subject to certain risks and uncertainties, as well as known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “would,” “could,” “should,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue” or other similar words.
Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	changes in economic conditions generally and the real estate and securities markets specifically;

•
the effect of financial leverage, including changes in interest rates, availability of credit, loss of flexibility due to negative and affirmative covenants, refinancing risk at maturity and generally the increased risk of loss if our investments fail to perform as expected;

•	increases in interest rates;

•	construction costs that may exceed estimates or construction delays;

•	lease-up risks, rent relief, or the inability to obtain new tenants upon the expiration or termination of existing leases;

•	the potential need to fund tenant improvements or other capital expenditures out of operating cash flows;

•	legislative or regulatory changes (including changes to the laws governing the taxation of REITs); and

•	changes to GAAP.
Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. We caution readers not to place undue reliance on forward-looking statements, which reflect our management’s view only as of the date this Quarterly Report on Form 10-Q is filed with the SEC. We make no representation or warranty (express or implied) about the accuracy of any such forward-looking statements contained in this Quarterly Report on Form 10-Q. Additionally, we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. The forward-looking statements should be read in light of the risk factors identified in the “Item 1A – Risk Factors” section of this Quarterly Report on Form 10-Q and our Annual Report on Form 10-K for the year ended December 31, 2014.

Overview
We were formed on February 26, 2013 to acquire and operate a diversified portfolio of commercial real estate investments primarily consisting of single-tenant, income-producing necessity office and industrial properties, which are leased to tenants under long-term leases. We commenced our principal operations on January 13, 2014 when we satisfied the conditions of our escrow agreement and issued approximately 275,000 shares of our common stock in the Offering. We have no paid employees and are externally advised and managed by CCI II Advisors, our advisor. We believe we currently qualify and intend to make an election to be taxed as a REIT for federal income tax purposes beginning with the taxable year ended December 31, 2014.
On February 7, 2014, VEREIT acquired Cole pursuant to a transaction whereby Cole merged with and into a wholly-owned subsidiary of VEREIT (the “VEREIT Merger”). VEREIT is a self-managed publicly traded Maryland corporation listed on the New York Stock Exchange (NYSE: VER), focused on acquiring and owning single-tenant freestanding commercial properties subject to net leases with high credit quality tenants. As a result of the VEREIT Merger, VEREIT indirectly owns and/or controls our external advisor, CCI II Advisors, the dealer manager for the Offering, CCC, our property manager, CREI Advisors, and our sponsor, Cole Capital.
Our operating results and cash flows are primarily influenced by rental income from our commercial properties, interest expense on our property indebtedness and acquisition and operating expenses. As 100% of our rentable square feet was under lease as of June 30, 2015 with a weighted average remaining lease term of 10.7 years, we believe our exposure to changes in commercial rental rates on our portfolio is substantially mitigated, except for vacancies caused by tenant bankruptcies or other factors. CCI II Advisors regularly monitors the creditworthiness of each of our tenants by reviewing the tenant’s financial results, credit rating agency reports, when available, on the tenant or guarantor, the operating history of the property with such tenant, the tenant’s market share and track record within its industry segment, the general health and outlook of the tenant’s industry segment and other information for changes and possible trends. If CCI II Advisors identifies significant changes or trends that may adversely affect the creditworthiness of a tenant, it will gather a more in-depth knowledge of the tenant’s financial condition and, if necessary, attempt to mitigate the tenant credit risk by evaluating the possible sale of the property or identifying a possible replacement tenant should the current tenant fail to perform on the lease.
As we acquire additional commercial real estate, we will be subject to changes in real estate prices and changes in interest rates on any current variable rate debt, refinancings or new indebtedness used to acquire the properties. We may manage our risk of changes in real estate prices on future property acquisitions, when applicable, by entering into purchase agreements and loan commitments simultaneously, or through loan assumption, so that our operating yield is determinable at the time we enter into a purchase agreement, by contracting with developers for future delivery of properties, or by entering into sale-leaseback transactions. We manage our interest rate risk by monitoring the interest rate environment in connection with our future property acquisitions, when applicable, or upcoming debt maturities to determine the appropriate financing or refinancing terms, which may include fixed rate loans, variable rate loans or interest rate hedges. If we are unable to acquire suitable properties or obtain suitable financing terms for future acquisitions or refinancing, our results of operations may be adversely affected.
Results of Operations
Our results of operations are influenced by the timing of acquisitions and the operating performance of our real estate investments. As we only acquired and owned ten properties during the six months ended June 30, 2014, a discussion of same store sales is not considered meaningful and as such is not included in the results of operations. The following table shows the property statistics of our real estate assets as of June 30, 2015 and 2014:

	June 30,
	2015		2014
Number of properties	23		10
Approximate rentable square feet	7.2	million	2.5 million
Percentage of rentable square feet leased	100%		100%

The following table summarizes our real estate investment activity during the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30,			Six Months Ended June 30,
	2015	2014		2015	2014
Properties acquired	—	9		—	10
Approximate purchase price of acquired properties	$—	$191.7	million	$—	$215.7	million
Approximate rentable square feet	—	2.5	million	—	2.5	million
As shown in the tables above, we owned 23 properties as of June 30, 2015, compared to ten properties as of June 30, 2014. Accordingly, our results of operations for the three and six months ended June 30, 2015, compared to the three and six months ended June 30, 2014, reflect significant increases in most categories.
Three Months Ended June 30, 2015 Compared to the Three Months Ended June 30, 2014
Revenue. Revenue increased $11.8 million to $13.2 million for the three months ended June 30, 2015, compared to $1.4 million for the three months ended June 30, 2014. Our revenue consisted primarily of rental and other property income from net leased commercial properties, which accounted for 95% and 88% of total revenue during the three months ended June 30, 2015 and 2014, respectively. We also paid certain operating expenses subject to reimbursement by the tenant, which resulted in $615,000 and $172,000 in tenant reimbursement income during the three months ended June 30, 2015 and 2014, respectively. The increase in revenue was primarily due to owning 23 properties for the entire three months ended June 30, 2015, compared to owning one property for the entire three months ended June 30, 2014 and purchasing nine additional properties during such period.
General and administrative expenses. General and administrative expenses increased $832,000 to $1.1 million for the three months ended June 30, 2015, compared to $237,000 for the three months ended June 30, 2014. The increase was primarily due to incurring operating expenses reimbursable to CCI II Advisors, combined with incurring unused fees on the Credit Facility, organization costs and escrow and trustee fees. The primary general and administrative expense items are operating expense reimbursements to our advisors, escrow and trustee fees, fees for unused amounts on the Credit Facility and accounting fees.
Property operating expenses. Property operating expenses increased $1.0 million to $1.2 million for the three months ended June 30, 2015, compared to $214,000 for the three months ended June 30, 2014. The increase was primarily due to owning 23 properties for the entire three months ended June 30, 2015, compared to owning one property for the entire three months ended June 30, 2014 and purchasing nine additional properties during such period. The primary property operating expenses are repair and maintenance expenses, property taxes, and property-related insurance.
Advisory fees and expenses. Pursuant to the advisory agreement with CCI II Advisors, we are required to pay to CCI II Advisors a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets, as our average invested assets are less than $2.0 billion. Additionally, we may be required to reimburse certain expenses incurred by CCI II Advisors in providing such advisory services, subject to limitations as set forth in the advisory agreement. Advisory fees and expenses increased to $1.4 million for the three months ended June 30, 2015, compared to $128,000 for the three months ended June 30, 2014.
Acquisition-related expenses. Acquisition-related expenses decreased $3.6 million to $606,000 for the three months ended June 30, 2015, compared to $4.2 million for the three months ended June 30, 2014. The decrease was primarily due to no acquisitions occurring during the three months ended June 30, 2015 compared to nine acquisitions for $191.7 million during the three months ended June 30, 2014, partially offset by miscellaneous acquisition costs incurred that are reimbursable to our advisor as well as additional consideration incurred during the period.
Depreciation and amortization expense. Depreciation and amortization expenses increased $4.7 million to $5.3 million for the three months ended June 30, 2015, compared to $609,000 for the three months ended June 30, 2014. The increase was primarily the result of incurring depreciation and amortization expense for 23 owned properties during the entire three months ended June 30, 2015, compared to incurring depreciation and amortization expense for only 10 properties during the three months ended June 30, 2014.
Interest expense and other. Interest expense and other increased $4.0 million to $4.4 million for the three months ended June 30, 2015, compared to $377,000 for the three months ended June 30, 2014. The increase was primarily due to an increase in the average amount of debt outstanding to $416.2 million during the three months ended June 30, 2015 from $86.9 million during the three months ended June 30, 2014. In addition, interest expense and other includes amortization of deferred financing costs and other loan related expenses.
Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014
Revenue. Revenue increased $37.6 million to $39.5 million for the six months ended June 30, 2015, compared to $1.9 million for the six months ended June 30, 2014. The increase was primarily due to assignment fee income of $12.8 million that we received during the six months ended June 30, 2015 related to the sale of our rights in the PSA to a non-affiliated third party, as discussed in Note 4 to our condensed consolidated unaudited financial statements. In addition, rental and other property income increased $23.3 million to $24.9 million during the six months ended June 30, 2015, compared to $1.6 million for the six months ended June 30, 2014, respectively. We also paid certain operating expenses subject to reimbursement by the tenant, which resulted in $1.8 million and $252,000 in tenant reimbursement income during the six months ended June 30, 2015 and 2014, respectively. These increases were primarily due to owning 23 properties for the entire six months ended June 30, 2015, compared to owning 10 properties during the six months ended June 30, 2014.
General and administrative expenses. General and administrative expenses increased $1.2 million to $1.6 million for the six months ended June 30, 2015, compared to $392,000 for the six months ended June 30, 2014. The increase was primarily due to incurring operating expenses reimbursable to CCI II Advisors, combined with incurring unused fees on the Credit Facility, organization costs and escrow and trustee fees. The primary general and administrative expense items are operating expense reimbursements to our advisors, escrow and trustee fees, fees for unused amounts on the Credit Facility and accounting fees.
Property operating expenses. Property operating expenses increased $2.5 million to $2.8 million for the six months ended June 30, 2015, compared to $295,000 for the six months ended June 30, 2014. The increase was primarily due to owning 23 properties for the entire six months ended June 30, 2015, compared to owning 10 properties during the six months ended June 30, 2014. The primary property operating expenses are repair and maintenance expenses, property taxes, and property-related insurance.
Advisory fees and expenses. Pursuant to the advisory agreement with CCI II Advisors, we are required to pay to CCI II Advisors a monthly advisory fee equal to one-twelfth of 0.75% of the average invested assets, as our average invested assets are less than $2.0 billion. Additionally, we may be required to reimburse certain expenses incurred by CCI II Advisors in providing such advisory services, subject to limitations as set forth in the advisory agreement. Advisory fees and expenses increased to $2.6 million for the six months ended June 30, 2015, compared to $167,000 for the six months ended June 30, 2014.
Acquisition-related expenses. Acquisition-related expenses decreased $4.1 million to $645,000 for the six months ended June 30, 2015, compared to $4.7 million for the six months ended June 30, 2014. The decrease was primarily due to no acquisitions occurring during the six months ended June 30, 2015 compared to 10 acquisitions for $215.7 million during the six months ended June 30, 2014, partially offset by miscellaneous acquisition costs incurred that are reimbursable to our advisor as well as additional consideration incurred during the period.
Depreciation and amortization expense. Depreciation and amortization expenses increased $9.8 million to $10.6 million for the six months ended June 30, 2015, compared to $753,000 for the six months ended June 30, 2014. The increase was primarily the result of incurring depreciation and amortization expense for 23 owned properties during the entire six months ended June 30, 2015, compared to incurring depreciation and amortization expense for only 10 properties during the six months ended June 30, 2014.
Interest expense and other. Interest expense and other increased $7.2 million to $7.9 million for the six months ended June 30, 2015, compared to $656,000 for the six months ended June 30, 2014. The increase was primarily due to an increase in the average amount of debt outstanding to $415.7 million during the six months ended June 30, 2015 from $77.5 million during the six months ended June 30, 2014. In addition, interest expense and other includes amortization of deferred financing costs and other loan related expenses.
Distributions
Our board of directors authorized a daily distribution, based on 365 days in the calendar year, of $0.0017260274 per share (which equates to approximately 6.3% on an annualized basis, calculated at the current rate, assuming a $10.00 per share purchase price) for stockholders of record as of the close of business on each day of the period commencing on January 1, 2015 and ending on December 31, 2015. As of June 30, 2015, the Company had distributions payable of $1.6 million.

During the six months ended June 30, 2015 and 2014, we paid distributions of $8.2 million and $330,000, respectively, including $4.6 million and $165,000, respectively, through the issuance of shares pursuant to the DRIP. Net cash provided by operating activities for the six months ended June 30, 2015 and net cash used in operating activities for the six months ended June 30, 2014 were $17.2 million and $3.2 million, respectively, and reflected a reduction for real estate acquisition-related expenses incurred of $645,000 and $4.7 million, respectively. The distributions paid during the six months ended June 30, 2015 were fully funded by net cash provided by operating activities. We treat our real estate acquisition-related expenses as funded by proceeds from the Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the six months ended June 30, 2014 includes the amount by which real estate acquisition-related expenses have reduced net cash flows from operating activities. The distributions paid during the six months ended June 30, 2014 were funded by proceeds from the Offering of $330,000, or 100%.
Share Redemptions
Our share redemption program permits our stockholders to sell their shares back to us after they have held them for at least one year, subject to significant conditions and limitations. The share redemption program provides that we will redeem shares of our common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. We will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. Funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under the DRIP. In addition, we will redeem shares on a quarterly basis, at the rate of approximately 1.25% of the weighted average number of shares outstanding during the trailing 12 month period ending on the last day of the fiscal quarter for which the redemptions are being paid. During the six months ended June 30, 2015, we redeemed 92,000 shares, which exclude cancellations, under our share redemption program for $915,000 at an average redemption price of $9.96 per share. Additionally, as of June 30, 2015, the Company had received valid redemption requests for 22,500 shares, which were redeemed in full subsequent to June 30, 2015 for $218,000 at an average price of $9.71 per share. A valid redemption request is one that complies with the applicable requirements and guidelines of our current share redemption program. We have funded and intend to continue funding share redemptions with proceeds from the DRIP.
Liquidity and Capital Resources
General
Our principal demands for funds will be for real estate and real estate-related investments, for the payment of acquisition-related costs, operating expenses, distributions and principal and interest on any current and future indebtedness and to satisfy redemption requests. Generally, cash needs for items other than acquisitions and acquisition-related expenses will be generated from operations of our current and future investments. The sources of our operating cash flows will primarily be driven by the rental income received from current and future leased properties. We expect to utilize funds from the Offering and future proceeds from secured or unsecured financing to complete future property acquisitions. As of June 30, 2015, we had raised $305.1 million of gross proceeds from the Offering before organization and offering costs, selling commissions and dealer manager fees of $31.6 million. As of June 30, 2015, we had cash of $21.6 million, available borrowings of $62.2 million, and the capacity to draw up to $230.0 million with the addition of further properties to the Borrowing Base.
Short-term Liquidity and Capital Resources
On a short-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and the payment of acquisition-related expenses, operating expenses, distributions, and interest and principal on current and any future indebtedness. We expect to meet our short-term liquidity requirements through net cash flows provided by operations and proceeds from the Offering, as well as secured or unsecured borrowings from banks and other lenders to finance our expected future acquisitions. We believe that the resources stated above will be sufficient to satisfy our operating requirements for the foreseeable future, and we do not anticipate a need to raise funds from sources other than those described above within the next 12 months.
We expect our operating cash flows to increase as we continue to acquire properties. Assuming a maximum offering and assuming all shares available under the DRIP are sold, we expect that approximately 88.1% of the gross proceeds from the sale of our common stock will be invested in real estate and real estate-related assets, while the remaining approximately 11.9% will be used for working capital and to pay costs of the Offering, including selling commissions, dealer manager fees, organization and offering expenses and fees and expenses of our advisor in connection with acquiring properties. All organization and offering expenses (excluding selling commissions and the dealer manager fee) are paid for by CCI II Advisors or its affiliates and can be reimbursed by us up to 2.0% of aggregate gross offering proceeds. As of June 30, 2015, CCI II Advisors had paid organization and offering costs in excess of the 2.0% in connection with the Offering. These excess costs were not included in our condensed consolidated unaudited financial statements because such costs were not a liability to us as they exceeded 2.0%

of gross proceeds from the Offering. As we continue to raise additional proceeds from the Offering, these excess costs may become payable to CCI II Advisors.
Long-term Liquidity and Capital Resources
On a long-term basis, our principal demands for funds will be for the acquisition of real estate and real estate-related investments and the payment of tenant improvements, acquisition-related expenses, operating expenses, distributions and redemptions to stockholders and interest and principal on any current and future indebtedness. Generally, we expect to meet our long-term liquidity requirements through proceeds from the sale of our common stock, proceeds from secured or unsecured financings from banks and other lenders, and net cash flows from operations.
We expect that substantially all cash flows from operations will be used to pay distributions to our stockholders after certain capital expenditures, including tenant improvements and leasing commissions, are paid; however, we may use other sources to fund distributions, as necessary, including proceeds from the Offering, borrowings on the Credit Facility or the Series C Line of Credit and/or future borrowings on unencumbered assets. To the extent that cash flows from operations are lower due to fewer properties being acquired or lower than expected returns on the properties, distributions paid to our stockholders may be lower. We expect that substantially all net cash flows from the Offering or debt financings will be used to fund acquisitions, certain capital expenditures identified at acquisition, repayments of outstanding debt or distributions to our stockholders.
As of June 30, 2015, we had $400.5 million of debt outstanding with a weighted average interest rate of 3.78%. See Note 6 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for certain terms of our debt outstanding.
Our contractual obligations as of June 30, 2015 were as follows (in thousands):

	Payments due by period (1) (2)
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Principal payments - fixed rate debt	$160,670	$—	$—	$125,570	$35,100
Interest payments - fixed rate debt	34,114	6,716	13,402	12,087	1,909
Principal payments - variable rate debt	9,853	9,853	—	—	—
Interest payments - variable rate debt(3)	155	155	—	—	—
Principal payments - Series C Line of Credit	30,000	30,000	—	—	—
Interest payments - Series C Line Credit(4)	383	383	—	—	—
Principal payments - Credit Facility	200,000	—	—	200,000	—
Interest payments - Credit Facility(5)	33,658	7,560	15,120	10,978	—
Total	$468,833	$54,667	$28,522	$348,635	$37,009

(1)	The table does not include amounts due to CCI II Advisors or its affiliates pursuant to our advisory agreement because such amounts are not fixed and determinable.

(2)
As of June 30, 2015, we had $54.1 million of variable rate debt effectively fixed through the use of interest rate swap agreements. We used the effective interest rates fixed under our swap agreements to calculate the debt payment obligations in future periods.

(3)	Payment obligations for the variable rate debt are based on the weighted average interest rate in effect as of June 30, 2015 of 2.18%.

(4)	Payment obligations under the Series C Line of Credit are based on the interest rate in effect as of June 30, 2015 of 2.38%.

(5)	Payment obligations for the Term Loan outstanding under the Credit Facility are based on the interest rate of 3.78% as of June 30, 2015, which is the fixed rate under the swap agreement.
We expect to incur additional borrowings in the future to acquire additional properties and make other real estate-related investments. There is no limitation on the amount we may borrow against any single improved property; however, under our charter, we are required to limit our aggregate borrowings to 75% of the cost of our gross assets (or 300% of net assets) as of the date of any borrowing, which is the maximum level of indebtedness permitted under the North American Securities Administrators Association REIT Guidelines, unless borrowings in excess of such limit are approved by a majority of our independent directors. In addition to this limitation in our charter, our board of directors has adopted a policy to further limit our aggregate borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our gross assets; provided however, that a majority of our board of directors (including a majority of the independent directors) has determined that, as a general policy, borrowing in excess of 60% of the greater of cost (before deducting depreciation and other non-cash reserves) or fair market value of our gross assets is justified and in the best interest of us and our stockholders during our initial capital raising stage. The independent directors believe such borrowing levels are justified as higher debt levels during the offering stage may enable us to acquire properties earlier than we might otherwise be able to acquire them if we were to adhere to the 60% debt limitation, which could yield returns that are accretive to the portfolio. In addition, as we are in the offering stage, more equity could be raised in the future to reduce the debt levels. As of June 30, 2015, our ratio of debt to total gross real estate assets exceeded the 60% limitation, which was approved by our independent directors.
Cash Flow Analysis
Operating Activities. During the six months ended June 30, 2015, net cash provided by operating activities increased by $20.4 million to $17.2 million, compared to $3.2 million used in operating activities for the six months ended June 30, 2014. The change was primarily due to an increase in net income of $18.5 million and an increase in depreciation and amortization of $10.0 million, offset by a decrease in due to affiliates of $4.4 million and a decrease in working capital accounts of $3.7 million. See “Results of Operations” for a more complete discussion of the factors impacting our operating performance.
Investing Activities. Net cash used in investing activities decreased by $191.1 million to $20.6 million for the six months ended June 30, 2015, compared to net cash used in investing activities of $211.7 million for the six months ended June 30, 2014. The change was primarily due to a decrease in investment in real estate assets of $192.7 million. No properties were acquired during the six months ended June 30, 2015; however, an escrow deposit due to affiliates of our advisor of $18.4 million was repaid during the six months ended June 30, 2015.
Financing Activities. Net cash provided by financing activities decreased $209.4 million to $13.8 million for the six months ended June 30, 2015, compared to $223.2 million for the six months ended June 30, 2014. The change was primarily due to a decrease in net borrowings of $185.4 million, an increase in distributions to investors of $3.5 million, and a decrease in proceeds from the issuance of common stock, net of offering costs, of $19.3 million.
Election as a REIT
We believe we qualify and intend to elect to be taxed as a REIT for federal income tax purposes under the Internal Revenue Code of 1986, as amended, beginning with the taxable year ended December 31, 2014. To qualify and maintain our status as a REIT, we must meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally would not be subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the dividends paid deduction and excluding net capital gains).
If we fail to qualify and maintain our qualification as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT. We also will be disqualified for the four taxable years following the year during which qualification is lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed consolidated unaudited financial statements. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed consolidated unaudited financial statements.
Critical Accounting Policies and Estimates
Our accounting policies have been established to conform with GAAP. The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements. Additionally, other companies may utilize different estimates that may impact comparability of our results of operations to those of companies in similar businesses. We consider our critical accounting policies to be the following:

•	Investment in and Valuation of Real Estate Assets;

•	Allocation of Purchase Price of Real Estate Assets;

•	Derivative Instruments and Hedging Activities;

•	Revenue Recognition; and

•	Income Taxes.
Except as set forth below, a complete description of such policies and our considerations is contained in our Annual Report on Form 10-K for the year ended December 31, 2014. Derivative Instruments and Hedging Activities was not considered a critical accounting policy for the year ended December 31, 2014 because no transactions in derivative instruments or hedging activities had occurred during the year ended December 31, 2014. The information included in this Quarterly Report on Form 10-Q should be read in conjunction with our audited consolidated financial statements as of and for the period ended December 31, 2014 and related notes thereto.
Derivative Instruments and Hedging Activities
The Company accounts for its derivative instruments at fair value. Accounting for changes in the fair value of a derivative instrument depends on the intended use of the derivative instrument and the designation of the derivative instrument. The change in fair value of the effective portion of the derivative instrument that is designated as a hedge is recorded as other comprehensive income (loss). The changes in fair value for derivative instruments that are not designated as a hedge or that do not meet the hedge accounting criteria are recorded as a gain or loss to operations.
Commitments and Contingencies
We may be subject to certain commitments and contingencies with regard to certain transactions. Refer to Note 7 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further explanations.
Related-Party Transactions and Agreements
We have entered into agreements with CCI II Advisors and its affiliates whereby we have paid, and will continue to pay, certain fees to, or reimburse certain expenses of, CCI II Advisors or its affiliates, such as acquisition and advisory fees and expenses, organization and offering costs, advisory fees, sales commissions, dealer manager fees and reimbursement of certain operating costs. See Note 8 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further explanation of the various related-party transactions, agreements and fees.
Subsequent Events
Certain events occurred subsequent to June 30, 2015 through the filing date of this Quarterly Report on Form 10-Q. Refer to Note 10 to our condensed consolidated unaudited financial statements in this Quarterly Report on Form 10-Q for further explanation.
Recent Accounting Pronouncements
Refer to Note 2 to our condensed consolidated unaudited financial statements included in this Quarterly Report on Form 10-Q for further explanation. We are currently evaluating the impact to our financial statements of accounting pronouncements issued, but not yet applied by us.
Off-Balance Sheet Arrangements
As of June 30, 2015 and December 31, 2014, we had no material off-balance sheet arrangements that had or are reasonably likely to have a current or future effect on our financial condition, results of operations, liquidity or capital resources.

Item 3.	Quantitative and Qualitative Disclosures About Market Risk
In connection with the acquisition of our properties, we have obtained variable rate debt financing and are therefore exposed to changes in LIBOR. In the future, we may obtain additional variable rate debt financing to fund certain property acquisitions and may be further exposed to interest rate changes. Our objectives in managing interest rate risks will be to limit the impact of interest rate changes on operations and cash flows and to lower overall borrowing costs. To achieve these objectives, we expect to borrow primarily at interest rates with the lowest margins available and, in some cases, with the ability to convert variable rates to fixed rates. In addition, we expect that we may enter into derivative financial instruments, such as interest rate swaps, interest rate caps and rate lock arrangements, in order to mitigate our interest rate risk. To the extent we enter into such arrangements, we will be exposed to credit and market risks including, but not limited to, the failure of any counterparty to perform under the terms of the derivative contract or the adverse effect on the value of the financial instrument resulting from a change in interest rates. We do not have any foreign operations and thus we are not exposed to foreign currency fluctuations.
As of June 30, 2015, we had variable rate debt of $39.9 million. A 50 basis point increase or decrease in interest rates on our variable rate debt would increase or decrease our interest expense by $199,000 per annum.
As of June 30, 2015, we had three interest rate swap agreements outstanding, which mature on various dates from December 2019 to April 2020, with an aggregate notional amount of $254.1 million and an aggregate net fair value of $1.5 million. The fair value of these interest rate swap agreements is dependent upon existing market interest rates and swap spreads. As of June 30, 2015, an increase of 50 basis points in interest rates would result in an increase of $5.4 million to the fair value of the net derivative asset. A decrease of 50 basis points would result in a derivative liability of $4.0 million, representing a $5.5 million net change to the fair value of the net derivative asset.

Item 4.	Controls and Procedures
Evaluation of Disclosure Controls and Procedures
We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our reports under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms, and that such information is accumulated and communicated to us, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, we recognize that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, as ours are designed to do, and we necessarily were required to apply our judgment in evaluating whether the benefits of the controls and procedures that we adopt outweigh their costs.
As required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, an evaluation as of June 30, 2015 was conducted under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures, as of June 30, 2015, were effective at the reasonable assurance level.
Changes in Internal Control Over Financial Reporting
No change occurred in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the three months ended June 30, 2015 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II — OTHER INFORMATION

Item 1.	Legal Proceedings
In the ordinary course of business we may become subject to litigation or claims. We are not aware of any material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or to which our properties are the subject.

Item 1A.	Risk Factors
Except as set forth below, there have been no material changes from the risk factors set forth in our Annual Report on Form 10-K for the year ended December 31, 2014.
We have paid, and may pay in the future, some of our distributions from sources other than cash flow from operations, including borrowings, proceeds from asset sales or the sale of our securities in this or future offerings, which may reduce the amount of capital we ultimately invest in real estate and may negatively impact the value of your investment in our common stock.
To the extent that cash flow from operations has been or is insufficient to fully cover our distributions to our stockholders, we have paid, and may continue to pay, some of our distributions from sources other than cash flow from operations. Such sources may include borrowings, proceeds from asset sales or the sale of our securities in this or future offerings. We have no limits on the amounts we may pay from sources other than cash flow from operations. The payment of distributions from sources other than cash provided by operating activities may reduce the amount of proceeds available for investment and operations or cause us to incur additional interest expense as a result of borrowed funds, and may cause subsequent investors to experience dilution. This may negatively impact the value of your investment in our common stock.
During the six months ended June 30, 2015 and 2014, we paid distributions of $8.2 million and $330,000, respectively, including $4.6 million and $165,000, respectively, through the issuance of shares pursuant to the DRIP. Our net income (loss) was approximately $13.4 million and $(5.1) million, respectively, for the six months ended June 30, 2015 and 2014.
During the year ended December 31, 2014, we paid distributions of $5.1 million, including $2.8 million through the issuance of shares pursuant to the DRIP. Our net loss was approximately $12.8 million as of December 31, 2014, cumulative since inception. As we did not commence principal operations until January 13, 2014, we did not pay any distributions during the period from February 26, 2013 (Date of Inception) to December 31, 2013.
Net cash provided by (used in) operating activities for the six months ended June 30, 2015 and 2014 was approximately $17.2 million and $(3.2) million, respectively, and reflected a reduction for real estate acquisition-related expenses incurred of approximately $645,000 and $4.7 million, respectively, in accordance with GAAP. The distributions paid during the six months ended June 30, 2015 were fully funded by net cash provided by operating activities. We treat our real estate acquisition-related expenses as funded by proceeds from our Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the six months ended June 30, 2014 includes the amount by which real estate acquisition-related expenses have reduced net cash flows used in operating activities. The distributions paid during the six months ended June 30, 2014 were funded by proceeds from the Offering of $330,000, or 100%.
Net cash used in operating activities for the year ended December 31, 2014 was approximately $904,000 and reflected a reduction for real estate acquisition-related expenses incurred of approximately $14.7 million, in accordance with GAAP. We treat our real estate acquisition-related expenses as funded by proceeds from our Offering, including proceeds from the DRIP. Therefore, for consistency, proceeds from the issuance of common stock used as a source of distributions for the year ended December 31, 2014 includes the amount by which real estate acquisition-related expenses have reduced net cash flows used in operating activities. As such, all of our 2014 distributions were funded by proceeds from our Offering.

Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
As of June 30, 2015, we had issued approximately 30.7 million shares of our common stock in the Offering for gross offering proceeds of $305.1 million, out of which we paid $25.5 million in selling commissions and dealer manager fees and $6.1 million in organization and offering costs to CCI II Advisors or its affiliates. With the net offering proceeds and indebtedness, we acquired $647.0 million in real estate assets and incurred acquisition costs of $15.4 million, including costs of $13.3 million in acquisition fees and expense reimbursements to CCI II Advisors. As of August 10, 2015, we have sold approximately 32.6 million shares in the Offering for gross offering proceeds of $324.2 million. The Company did not make any sales of unregistered securities during the six months ended June 30, 2015.

Our board of directors has adopted a share redemption program that permits our stockholders to sell their shares back to us after they have held them for at least one year, subject to the significant conditions and limitations described in the Registration Statement. Our board of directors reserves the right in its sole discretion at any time, and from time to time, to waive the one-year holding period in the event of death, bankruptcy or other exigent circumstances or terminate, suspend or amend the share redemption program. The share redemption program provides that we will redeem shares of our common stock from requesting stockholders, subject to the terms and conditions of the share redemption program. Under our share redemption program, we will not redeem in excess of 5.0% of the weighted average number of shares outstanding during the trailing 12 months prior to the end of the fiscal quarter for which the redemptions are being paid. Funding for the redemption of shares will be limited to the net proceeds we receive from the sale of shares under the DRIP. In addition, under our share redemption program, we will redeem shares on a quarterly basis, at the rate of approximately 1.25% of the weighted average number of shares outstanding during the trailing 12 month period ending on the last day of the fiscal quarter for which the redemptions are being paid.
During the six months ended June 30, 2015, we redeemed shares, including those redeemable due to death, as follows:

Period	Total Number of Shares Redeemed	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1, 2015 - April 30, 2015	—	$—	—	(1)
May 1, 2015 - May 31, 2015	91,825	$9.96	91,825	(1)
June 1, 2015 - June 30, 2015	—	$—	—	(1)
Total	91,825		91,825	(1)

(1)	A description of the maximum number of shares that may be purchased under our redemption program is included in the narrative preceding this table.

Item 3.	Defaults Upon Senior Securities
No events occurred during the six months ended June 30, 2015 that would require a response to this item.

Item 4.	Mine Safety Disclosures
Not applicable.

Item 5.	Other Information
No events occurred during the six months ended June 30, 2015 that would require a response to this item.

Item 6.	Exhibits
The exhibits listed on the Exhibit Index (following the signature section of this Quarterly Report on Form 10-Q) are included herewith, or incorporated herein by reference.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Cole Office & Industrial REIT (CCIT II), Inc. (Registrant)

By:	/s/ Simon J. Misselbrook
Name:	Simon J. Misselbrook
Title:	Chief Financial Officer and Treasurer (Principal Financial Officer)
Date: August 13, 2015

EXHIBIT INDEX
The following exhibits are included, or incorporated by reference, in this Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 (and are numbered in accordance with Item 601 of Regulation S-K).

Exhibit No.	Description

3.1
Articles of Amendment and Restatement of Cole Office & Industrial REIT (CCIT II), Inc. dated January 10, 2014 (Incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 333-187470), filed on January 13, 2014).

3.2
Amended and Restated Bylaws of Cole Office & Industrial REIT (CCIT II), Inc. effective November 12, 2013 (Incorporated by reference to Exhibit 3.2 to the Company’s Form 10-Q (File No. 333-187470), filed on November 13, 2013).

4.1	Form of Initial Subscription Agreement (Incorporated by reference to Appendix B to the Company’s Prospectus pursuant to Rule 424(b)(3) (File No. 333-187470), filed on April 30, 2015).
4.2	Form of Additional Subscription Agreement (Incorporated by reference to Appendix C to the Company’s Prospectus pursuant to Rule 424(b)(3) (File No. 333-187470), filed on April 30, 2015).
4.3	Alternative Form of Initial Subscription Agreement (Incorporated by reference to Appendix D to the Company’s Prospectus pursuant to Rule 424(b)(3) (File No. 333-187470), filed on April 30, 2015).
4.4	Alternative Form of Additional Subscription Agreement (Incorporated by reference to Appendix E to the Company’s Prospectus pursuant to Rule 424(b)(3) (File No. 333-187470), filed on April 30, 2015).
31.1*	Certifications of the Principal Executive Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certifications of the Principal Financial Officer of the Company pursuant to Exchange Act Rule 13a-14(a) or 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1**
Certifications of the Principal Executive Officer and Principal Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS*	XBRL Instance Document.
101.SCH*	XBRL Taxonomy Extension Schema Document.
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document.

*	Filed herewith.
**
In accordance with Item 601(b)(32) of Regulation S-K, this Exhibit is not deemed “filed” for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section. Such certifications will not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

CCIT2-SUP-9C